Sun Life

Q1

SHAREHOLDERS' REPORT

SUN LIFE FINANCIAL INC.

For the period ended
March 31, 2020

sunlife.com

2020

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT

Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 3 cents per share. Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to AST Trust Company (Canada).
For more information call AST Trust Company (Canada) at 1 877 224-1760.

Sun Life Reports First Quarter 2020 Results

Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life”, “we”, “our”, and “us”. We manage our operations and report our financial results in five business segments: Canada, United States (“U.S.”), Asset Management, Asia, and Corporate. The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended March 31, 2020 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended March 31, 2020, prepared in accordance with International Financial Reporting Standards ("IFRS"), which are available on www.sunlife.com under Investors – Financial results and reports. Additional information relating to SLF Inc. is available on the SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission's website at www.sec.gov. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON - (May 5, 2020) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the first quarter ended March 31, 2020. First quarter reported net income was $391 million and underlying net income(1) was $770 million.

	Quarterly results
Profitability	Q1'20	Q1'19
Reported net income ($ millions)	391	623
Underlying net income(1) ($ millions)	770	717
Reported EPS ($)(2)	0.67	1.04
Underlying EPS ($)(1)(2)	1.31	1.20
Reported return on equity ("ROE")(1)	7.2%	11.5%
Underlying ROE(1)	14.2%	13.3%

Growth	Q1'20	Q1'19
Insurance sales ($ millions)(1)	776	780
Wealth sales ($ millions)(1)	59,904	35,993
Value of new business ("VNB") ($ millions)(1)	380	382
Assets under management ("AUM") ($ billions)(1)	1,023	1,011

Financial Strength	Q1'20	Q4'19
LICAT ratios (at period end)(3)
Sun Life Financial Inc.	143%	143%
Sun Life Assurance(4)	130%	130%
Financial leverage ratio (at period end)(1)	20.7%	21.2%

"The COVID-19 pandemic has rapidly created severe global stress, and the collective response has been extraordinary," said Dean Connor, President and CEO of Sun Life. "We owe our sincere thanks to our front-line medical workers, first responders and essential service workers, as well as governments and central banks around the world who have responded so quickly. Our hearts go out to those who have been personally affected by COVID-19."

"At Sun Life, our first reflex has been to help our Clients and communities, especially in their time of need. We’ve done that by accelerating claim payments, extending coverage, including virtual health care, accepting longer grace periods for premium payments, waiving waiting periods, special philanthropic gifts and a number of other actions. We quickly mobilized our employees and advisors around the world to work from home, and they have been doing a stellar job serving Clients and providing the support they need."

"Our reported net income for the quarter of $391 million was impacted by market declines, brought on by the COVID-19 pandemic," said Connor. "Our underlying net income for the first quarter was $770 million, up 7% from the prior year. While it’s difficult to determine today how the business will be impacted by future claims and investment experience, we entered the second quarter in a position of strength, with a strong balance sheet, and well-capitalized with a LICAT ratio of 143%.”

(1)	Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our interim MD&A for the period ended March 31, 2020 ("Q1 2020 MD&A").

(2)	All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.

(3)	For further information on the Life Insurance Capital Adequacy Test ("LICAT"), see section E - Financial Strength in our Q1 2020 MD&A.

(4)	Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.’s principal operating life insurance subsidiary.

         EARNINGS NEWS RELEASE           Sun Life Financial Inc. First Quarter 2020 1

Financial and Operational Highlights - Quarterly Comparison (Q1 2020 vs. Q1 2019)
Our strategy is focused on four key pillars of growth, where we aim to be a leader in the markets in which we operate, with our continued progress detailed below.

($ millions, unless otherwise noted)
	Reported net income (loss)			Underlying net income (loss)(1)			Insurance sales(1)			Wealth sales(1)
	Q1'20	Q1'19	change	Q1'20	Q1'19	change	Q1'20	Q1'19	change	Q1'20	Q1'19	change
Canada	(42)	237	nm(2)	256	237	8%	295	362	(19)%	5,629	2,825	99%
U.S.	164	124	32%	161	150	7%	163	160	2%	—	—	—
Asset Management	239	219	9%	242	227	7%	—	—	—	51,954	31,287	66%
Asia	100	80	25%	155	122	27%	318	258	23%	2,321	1,881	23%
Corporate	(70)	(37)	nm(2)	(44)	(19)	nm(2)	—	—	—	—	—	—
Total	391	623	(37)%	770	717	7%	776	780	(1)%	59,904	35,993	66%

(1)	Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our Q1 2020 MD&A.

(2)	Not meaningful.

Reported net income was $391 million in the first quarter of 2020, a decrease of $232 million or 37% compared to the same period in 2019, reflecting unfavourable market-related and assumption changes and management actions (“ACMA”) impacts and higher acquisition, integration and restructuring costs, partially offset by favourable fair value adjustments on MFS's(1) share-based payment awards. Market-related impacts predominantly reflected the decline in equity markets, partially offset by the impact of credit spreads. Underlying net income was $770 million, an increase of $53 million or 7%, driven by higher investing activity in Canada and the U.S., business growth, higher available-for-sale (“AFS”) gains, higher new business gains and improved credit experience compared to the first quarter of 2019. These were partially offset by lower net investment returns on surplus in Canada and Corporate, unfavourable expense and mortality experience, less favourable morbidity experience and unfavourable other experience. Refer to the Non-IFRS Financial Measures section in this document for a reconciliation between reported net income and underlying net income.

Reported ROE was 7.2% in the first quarter of 2020. Underlying ROE was 14.2%, compared to 13.3% in the first quarter of 2019, reflecting higher underlying net income. Total shareholders' equity remained flat as increases from earnings were offset by dividend distributions, the impact of the BGO acquisition(2) and share repurchases. SLF Inc. and its wholly-owned holding companies ended the quarter with $2.4 billion in cash and other liquid assets.

A leader in insurance and wealth solutions in our Canadian Home Market
Canada’s reported net loss was $42 million in the first quarter of 2020, compared to reported net income of $237 million in the same period in 2019, reflecting unfavourable market-related and ACMA impacts. Market-related impacts predominantly reflected the decline in equity markets, partially offset by the impacts of credit and swap spreads, and pertain to long duration insurance contracts and retail segregated funds. Underlying net income was $256 million, an increase of $19 million or 8%, driven by business growth and investment-related contributions, partially offset by unfavourable expense and morbidity experience in Group Benefits (“GB”). Investment-related contributions included higher investing activity of $38 million and higher AFS gains of $21 million, partially offset by lower net investment returns on surplus of $39 million, which reflected foreign exchange losses on economic hedges, the impacts of seed investment returns due to the widening of credit spreads, and other smaller items.

Canada insurance sales were $295 million in the first quarter of 2020, a decrease of $67 million or 19% compared to the same period in 2019, reflecting lower large case sales in GB and lower life insurance sales in Individual Insurance. Wealth sales were $5.6 billion, an increase of $2.8 billion, driven by higher retained sales in the large case market in Group Retirement Services ("GRS") and strong sales in Individual Wealth.

We continue to put the Client at the centre, including assisting those experiencing financial hardship during the COVID-19 pandemic by extending the option to defer their premiums for a period of time. Additionally, we continue to shape the Canadian market by bringing innovative digital and health solutions to our Clients. We have rolled out virtual health care services through Lumino Health to our GB Clients, which will support Clients through the global health crisis, helping to relieve some of their stress, support social distancing efforts across the country and alleviate the load on Canada’s emergency health care system.

(1)	MFS Investment Management ("MFS").

(2)
Our acquisition of a majority stake in BentallGreenOak ("BGO acquisition") that closed in 2019. Upon acquisition, total equity was reduced by $860 million, primarily driven by the establishment of financial liabilities associated with the anticipated increase of our future ownership in BentallGreenOak.

2 Sun Life Financial Inc. First Quarter 2020              EARNINGS NEWS RELEASE

A leader in U.S. group benefits
U.S.'s reported net income was $164 million, an increase of $40 million or 32% in the first quarter of 2020 compared to the same period in 2019, driven by favourable market-related impacts, predominantly from credit spreads, partially offset by unfavourable ACMA impacts, both of which pertain to In-force Management. Underlying net income was $161 million, an increase of $11 million or 7%, driven by higher investing activity, higher AFS gains and new business gains, partially offset by unfavourable mortality experience and less favourable, but still positive, morbidity experience compared to elevated favourable morbidity experience in the first quarter of 2019. The after-tax profit margin for Group Benefits(1) was 6.8% as of the first quarter of 2020, compared to 7.9% as of the first quarter of 2019.

U.S. Group Benefits sales were US$122 million in the first quarter of 2020, an increase of US$2 million or 2%, compared to the same period in 2019, driven by increased employee benefits sales, largely offset by lower medical stop-loss sales.

To assist our Clients during the pandemic, we have expanded options to help members who have been temporarily laid off keep their benefits coverage, added coverage for COVID-19 to our critical illness policies, provided extra time for Clients to make premium payments, offered flexibility to self-funded employers to change their underlying health plans without affecting their stop-loss protection or rates, and provided a series of webinars with insights and analysis on new and rapidly changing federal and state laws. Throughout this, we also made it easier for Clients to interact with us virtually through our enhanced digital capabilities, including online disability claims submission with e-signatures.

A leader in Global Asset Management
Asset Management’s reported net income was $239 million, an increase of $20 million or 9% in the first quarter of 2020 compared to the same period in 2019, driven by favourable fair value adjustments on MFS's share-based payment awards, partially offset by higher acquisition and integration costs related to the BGO acquisition and the pending InfraRed transaction(2). Underlying net income was $242 million, an increase of $15 million or 7%, driven by higher average net assets ("ANA") in MFS and higher income in SLC Management driven by the BGO acquisition that closed in 2019, partially offset by a change in net investment returns of $31 million in MFS, due to declines in equity markets and widening of credit spreads. The pre-tax net operating profit margin ratio for MFS(1) for the first quarter of 2020 was 36%, compared to 38% in the same period in 2019.

Asset Management ended the first quarter with $702.9 billion in AUM, consisting of $613.5 billion (US$436.4 billion) in MFS and $89.4 billion in SLC Management. MFS reported net inflows of $2.4 billion (US$1.8 billion), including U.S. retail net inflows for the fifth consecutive quarter. SLC Management reported net outflows of $2.0 billion in the first quarter of 2020. Net outflows are comprised of $1.0 billion of Client distributions due to the profitable sale of underlying assets in a closed-end fund, and flows relating to Client rebalancing.

MFS continued to rank in the top ten in the Barron's Fund Family Rankings. This year marks the 11th time in 12 years that MFS has ranked high in the top 10 for both ten-year and five-year firm-wide performance categories. In the first quarter of 2020, 88%, 90% and 87% of MFS’s U.S. retail mutual fund assets ranked in the top half of their Lipper categories based on ten-, five- and three-year performance, respectively.

In the COVID-19 pandemic environment, Asset Management has seamlessly transitioned with a portfolio of digital and virtual tools, including additional communications to share our perspectives on markets and how we are positioning our portfolios, which have been embraced by our Clients. We donated personal protective equipment to Boston area hospitals, as well as significant funds to COVID-19 related causes globally, through both direct giving and employee matching programs.

A leader in Asia through distribution excellence in higher growth markets
Asia’s reported net income was $100 million in the first quarter of 2020, an increase of $20 million or 25% compared to the same period in 2019, reflecting growth in underlying net income, as noted below, partially offset by unfavourable ACMA impacts. Market-related impacts were in line with the same period last year in aggregate, as the decline in equity markets was substantially offset by the impacts of credit spreads and interest rate changes. Underlying net income was $155 million, an increase of $33 million or 27%, driven by favourable credit experience, new business gains primarily in International and Hong Kong, and improved mortality experience, partially offset by other experience from our joint ventures.

Asia insurance sales were $318 million in the first quarter of 2020, an increase of $60 million or 23% compared to the same period in 2019 driven by Hong Kong, International and the Philippines, partially offset by lower sales in India. Asia wealth sales were $2.3 billion, an increase of $440 million or 23%, driven by money market sales in the Philippines and the pension business in Hong Kong, partially offset by lower mutual fund sales in India due to weak market sentiments.

We also continued to expand our distribution capabilities across Asia’s fastest growing markets. In Vietnam, our exclusive bancassurance partnership with TPBank(3) was launched, with strong sales throughout the start of the year.

During the quarter, reflecting the impact of the COVID-19 pandemic, we stepped up our support to help our Clients in a variety of ways, including extending coverage to include more hospitals and clinics, extending benefit limits and offering additional cash benefits to cover hospital expenses, expediting claims, waiving waiting periods, and offering continuation of coverage for lapsed policies due to quarantine or hospitalization. To ensure that we can continue to meet the needs of new and existing Clients, we are also working with regulators to roll out the digitalization of the end-to-end sales process across markets, including the use of e-signatures.

(1)	Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our Q1 2020 MD&A.

(2)	Our intention to acquire a majority stake in InfraRed Capital Partners ("pending InfraRed transaction").

(3)	Tien Phong Commercial Bank ("TP Bank").

         EARNINGS NEWS RELEASE           Sun Life Financial Inc. First Quarter 2020 3

Corporate
Corporate's reported net loss was $70 million in the first quarter of 2020, an increased loss of $33 million compared to the same period in 2019, reflecting restructuring costs related to severance costs as a result of various ongoing projects initiated in the fourth quarter of 2019 to simplify our organizational structure and drive efficiencies. Underlying net loss was $44 million, an increased loss of $25 million, reflecting lower net investment returns on surplus, predominantly from seed investment losses of $21 million due to widening of credit spreads. Unfavourable expense and other experience were largely offset by higher earnings from the run-off businesses.

COVID-19 Pandemic Update(1)
On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic. This has resulted in the loss of lives, impacts on disability, pressure on health care systems, restrictions in travel, quarantines and restrictions on gatherings of people, closure of businesses, higher unemployment, supply chain disruptions, increased volatility and declines in financial markets, and widespread uncertainty.

We have adjusted our operations across each of our businesses to provide extra support for COVID-19 related business matters. We are proactively communicating with our Clients on the special measures we are taking to aid them through this difficult time. Our actions are personal and include extension of premium payment grace periods, extended coverage, and simplified and speedy claim commitments. In certain jurisdictions, we are also offering premium reductions to group benefit sponsors and providing more flexibility for those struggling to meet loan or mortgage payments. For our advisors, we have enhanced our digital distribution and communication tools to support them through this period, as well as helped with added costs. For our borrowers and real estate tenants, on a case by case basis, we have granted interest, principal and rent payment deferrals.

Our business continuity processes are designed to ensure that key business functions and normal operations can resume effectively and efficiently in the event of a disruption. 95% of our employees are working from home, while colleagues in Hong Kong, Vietnam and from our joint venture in China have begun returning to offices on a gradual basis. We have processes in place to monitor and maintain ongoing systems availability, stability, and security.

In response to the disruptions brought on by the COVID-19 pandemic and current market conditions, the Office of the Superintendent of Financial Institutions ("OSFI") and the Bank of Canada ("BoC") have taken measures to provide relief to financial institutions. For insurers, key measures from OSFI included capital relief relating to certain payment deferrals granted and the introduction of a smoothing technique on interest rate risk requirements. They also have set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being. In addition, the Bank of Canada recently expanded various programs, including its term repurchase facilities, to increase access to liquidity for financial institutions including insurance companies.

Our communities are vital and we have been taking actions to support them. For example, we have donated 600,000 surgical masks to hospitals and donated more than $2 million to support communities impacted by the COVID-19 pandemic. Across Asia, we have donated to food banks and provided hand sanitizer to various communities, while digital life insurance coverage was donated in the Philippines and China to doctors, nurses, and other medical support staff as a way of saying thank you for their efforts to stop the spread of COVID-19.

Notwithstanding market effects on our reported net income in the first quarter of 2020, COVID-19 impacts on our underlying net income and other financial metrics, including sales, claims and benefits, premiums and fee income, were not significant.

Throughout April, we have been able to continue sales activities using digital tools and processes. In the month of April, regional sales were mixed with total individual insurance and wealth sales at approximately 80% and 90%, respectively, of the prior year. We saw some markets growing as the result of digital tools, pre-existing sales pipelines, re-pricing and return to office efforts in some markets and some seeing significant declines from strict quarantine protocols impacting face-to-face and bancassurance sales. As a result of the mixed experience and uncertain return to office time frames and economic conditions, Q2 sales levels remain uncertain at this time.

Our Group Benefit and Group Pension businesses cover employees in the worksite, and to the extent their employment is terminated and not replaced it means the premium and assets in force would decline over time, all things being equal. In April, the premium volumes and assets in force were relatively unchanged from the end of the first quarter.

To date, our mortality and morbidity claims experience from COVID-19 has been small amounting to less than 5% of our monthly average for mortality and disability claims paid. Some of the additional COVID-19 claims have been offset by lower claims experience in other areas. Q2 experience remains uncertain and will be impacted by these jurisdictions and industries where we do business and the success jurisdictions have in reducing the spread of the virus.

To support our Clients who may be facing financial hardships, we have extended grace periods for premium payment for individual insurance and group benefits Clients of up to 90 days. Given the recently announced extensions, the impact to premium receivables is not yet significant. Should we experience a prolonged period of non-payment, we may see a change in lapses and other policyholder behaviour.

Similarly, for our borrowers and real estate tenants, we have granted interest, principal and rent payment deferrals, on a case by case basis, with the majority of the deferral being up to 3 months. During the month of April, we have granted payments deferrals of just less than $15 million with additional requests currently under assessment.

The month of April saw MFS AUM grow 8.0% to US$471 billion reflecting market growth, fund performance and flows.

The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus and on actions taken by governments, businesses and individuals, which could vary by country and result in differing outcomes. Given the extent of the circumstances, it is difficult to reliably measure or predict the potential impact of this uncertainty on our future financial results. For additional information, please refer to section H - Risk Management in our Q1 2020 MD&A.

(1)
Information relating to April 2020 financial metrics, including but not limited to, sales, claims and benefits, premiums and fee income is not indicative of future results. Future results, including for the remainder of the second quarter 2020, may differ materially from the information presented in this section. The Company does not undertake any obligation to provide information on a monthly basis in the future or to update this information to reflect events or circumstances after the date of this document, except as required by applicable law.

4 Sun Life Financial Inc. First Quarter 2020              EARNINGS NEWS RELEASE

Sun Life Financial Inc.
Management's Discussion and Analysis

For the period ended March 31, 2020
Dated May 5, 2020

         MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2020 5

About Sun Life

Sun Life Financial Inc. ("SLF Inc.") is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2020, Sun Life had total assets under management ("AUM") of $1,023 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

A. How We Report Our Results

SLF Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Annual Consolidated Financial Statements" and "Interim Consolidated Financial Statements", respectively, and "Consolidated Financial Statements", collectively) and interim and annual management's discussion and analysis ("MD&A"). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards ("IFRS"), and in accordance with the International Accounting Standard ("IAS") 34 Interim Financial Reporting. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.

The information in this document is in Canadian dollars unless otherwise noted.
1. Use of Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are available in section M - Non-IFRS Financial Measures in this document. Non-IFRS financial measures and reconciliations are also included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.
2. Forward-looking Statements
Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section N - Forward-looking Statements in this document.
3. Additional Information
Additional information about SLF Inc. can be found in the Consolidated Financial Statements, the annual and interim MD&A and SLF Inc.'s Annual Information Form ("AIF") for the year ended December 31, 2019. These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.'s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission ("SEC") in SLF Inc.'s annual report on Form 40-F and SLF Inc.'s interim MD&A and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.
4. COVID-19 Pandemic Considerations
In early 2020, the world was impacted by COVID-19, which was declared a global pandemic by the World Health Organization. The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus and on actions taken by governments, businesses and individuals, which could vary by country and result in differing outcomes. Given the extent of the circumstances, it is difficult to reliably measure or predict the potential impact of this uncertainty on our future financial results. For additional information, refer to section H - Risk Management - 8 - Risks relating to the COVID-19 Pandemic in this document.

6 Sun Life Financial Inc. First Quarter 2020          MANAGEMENT'S DISCUSSION AND ANALYSIS

B. Financial Summary

	Quarterly results
($ millions, unless otherwise noted)	Q1'20	Q4'19	Q1'19
Profitability
Net income (loss)
Reported net income (loss)	391	719	623
Underlying net income (loss)(1)	770	792	717
Diluted earnings per share ("EPS") ($)
Reported EPS (diluted)	0.67	1.22	1.04
Underlying EPS (diluted)(1)	1.31	1.34	1.20
Reported basic EPS ($)	0.67	1.22	1.04
Return on equity ("ROE") (%)
Reported ROE(1)	7.2%	13.6%	11.5%
Underlying ROE(1)	14.2%	15.0%	13.3%
Growth
Sales
Insurance sales(1)	776	1,402	780
Wealth sales(1)	59,904	44,872	35,993
Value of new business ("VNB")(1)	380	337	382
Premiums and deposits
Net premium revenue	5,146	6,639	4,370
Segregated fund deposits	3,277	3,517	3,064
Mutual fund sales(1)	38,089	27,177	23,664
Managed fund sales(1)	16,878	12,347	9,976
ASO premium and deposit equivalents(1)(2)	1,811	1,715	1,707
Total premiums and deposits(1)	65,201	51,395	42,781
Assets under management
General fund assets	188,366	180,229	172,348
Segregated funds	102,824	116,973	110,011
Mutual funds, managed funds and other AUM(1)	732,130	802,145	729,026
Total AUM(1)	1,023,320	1,099,347	1,011,385
Financial Strength
LICAT ratios(3)
Sun Life Financial Inc.	143%	143%	145%
Sun Life Assurance(4)	130%	130%	132%
Financial leverage ratio(1)	20.7%	21.2%	21.1%
Dividend
Dividend payout ratio(1)	42%	41%	42%
Dividends per common share ($)	0.550	0.550	0.500
Capital
Subordinated debt and innovative capital instruments(5)	3,739	3,738	3,739
Participating policyholders’ equity and non-controlling interests	1,090	1,110	930
Total shareholders’ equity	24,178	23,398	23,782
Total capital	29,007	28,246	28,451
Average common shares outstanding (millions)	587	588	597
Closing common shares outstanding (millions)	585	588	595

(1)	Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

(2)	Administrative Services Only ("ASO").

(3)	Life Insurance Capital Adequacy Test ("LICAT") ratio.

(4)	Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.

(5)
Innovative capital instruments consist of Sun Life ExchangEable Capital Securities ("SLEECS") which qualify as regulatory capital. However, under IFRS, they are reported as Senior debentures in the Consolidated Financial Statements. For additional information, see section I - Capital and Liquidity Management - 1 - Capital in our 2019 annual MD&A.

         MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2020 7

C. Profitability

The following table reconciles our reported net income and underlying net income. The table also sets out the impacts that other notable items had on our reported net income and underlying net income. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

	Quarterly results
($ millions, after-tax)	Q1'20	Q4'19	Q1'19
Reported net income	391	719	623
Less: Market-related impacts(1)	(293)	18	(69)
Assumption changes and management actions(1)	(53)	(15)	(11)
Other adjustments(1)	(33)	(76)	(14)
Underlying net income(2)	770	792	717
Reported ROE(2)	7.2%	13.6%	11.5%
Underlying ROE(2)	14.2%	15.0%	13.3%
Impacts of other notable items on reported and underlying net income
Experience-related items(3)
Impacts of investment activity on insurance contract liabilities ("investing activity")	130	34	61
Credit	(15)	47	(29)
Mortality	(4)	(3)	15
Morbidity	9	(47)	25
Lapse and other policyholder behaviour	(14)	(6)	(8)
Expenses	(11)	(45)	11
Other experience	(39)	(6)	(18)

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.

(2)	Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

(3)	Experience-related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
Quarterly Comparison - Q1 2020 vs. Q1 2019
Reported net income decreased by $232 million or 37% in the first quarter of 2020 compared to the same period in 2019, reflecting unfavourable market-related and assumption changes and management actions ("ACMA") impacts and higher acquisition, integration and restructuring costs, partially offset by favourable fair value adjustments on MFS's(1) share-based payment awards. Market-related impacts predominantly reflected the decline in equity markets, partially offset by the impact of credit spreads. Underlying net income increased by $53 million or 7%, driven by higher investing activity in Canada and the U.S., business growth, higher available-for-sale ("AFS") gains, higher new business gains and improved credit experience compared to the first quarter of 2019. These were partially offset by lower net investment returns on surplus in Canada and Corporate, unfavourable expense and mortality experience, less favourable morbidity experience and unfavourable other experience. Refer to section M - Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income.

Our reported ROE was 7.2% in the first quarter of 2020. Underlying ROE was 14.2%, compared to 13.3% in the first quarter of 2019, reflecting higher underlying net income. Total shareholders' equity remained flat as increases from earnings were offset by dividend distributions, the impact of the BGO acquisition(2) and share repurchases.

1.	Market-related impacts
Market-related impacts in the first quarter of 2020 compared to the same period in 2019, primarily reflected the decline in equity markets, partially offset by interest rate impacts, predominantly due to credit spreads. See section M - Non-IFRS Financial Measures in this document for a breakdown of components of market-related impacts.

(1)	MFS Investment Management ("MFS").

(2)
Our acquisition of a majority stake in BentallGreenOak ("BGO acquisition") that closed in 2019. On acquisition, total equity was reduced by $860 million, primarily driven by the establishment of financial liabilities associated with the anticipated increase of our future ownership in BentallGreenOak.

8 Sun Life Financial Inc. First Quarter 2020          MANAGEMENT'S DISCUSSION AND ANALYSIS

2.	Assumption changes and management actions
Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations is recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, lapse and other policyholder behaviour, expenses and inflation and other factors over the life of our products. We review assumptions each year, generally in the third quarter, and revise these assumptions if appropriate. We consider our actual experience in current and past periods relative to our assumptions as part of our annual review.

In the first quarter of 2020, the net impact of assumption changes and management actions was a decrease of $53 million to reported net income. The impact this quarter was due to an increase in provisions for adverse deviation for fixed income asset credit spreads assumed in the valuation. In March, as a result of the economic impact of the COVID-19 pandemic, credit spreads increased sharply. Credit spreads at the end of the quarter were outside of the historically normal range of spreads.

With respect to all other actuarial valuation assumptions including mortality, morbidity, policyholder behaviour and asset default assumptions, no changes were made as a result of the COVID-19 pandemic and economic downturn. The overall impact of the pandemic and consequent government responses from both a health and economic standpoint remain unclear at this time. We are actively monitoring emerging information and will continue to review the appropriateness of our assumptions in future quarters as the pandemic and economic consequences unfold.

3.	Other adjustments
Other adjustments decreased reported net income by $33 million in the first quarter of 2020 compared to a decrease of $14 million in the same period in 2019, reflecting restructuring costs in Corporate and higher acquisition and integration costs in SLC Management, partially offset by favourable fair value adjustments on MFS's share-based payment awards. The costs in Corporate include severance costs as a result of various ongoing projects initiated in the fourth quarter of 2019 to simplify our organizational structure and drive efficiencies, while the costs in SLC Management relate to the BGO acquisition and the pending InfraRed transaction(1).

4.	Experience-related items
Compared to the first quarter of 2019, the significant changes in experience-related items are as follows:

•	Higher investing activity in Canada and the U.S.;

•	Our credit experience is as follows:

	Quarterly results
($ millions)	Q1'20	Q4'19	Q1'19
Changes in ratings	(39)	1	(53)
Impairments, net of recoveries	(1)	20	—
Release of best estimate credit	25	26	24
Credit Experience	(15)	47	(29)

•	Unfavourable mortality experience, predominantly in the U.S.;

•	Less favourable morbidity experience, which was less favourable in the U.S. and unfavourable in Canada;

•	Unfavourable expense experience in Canada and in Corporate; and

•	Unfavourable other experience in Asia from joint ventures and in Corporate from various smaller items.

5.	Income taxes
Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits that are expected to decrease our effective tax rate.

In the first quarter of 2020, our effective income tax rates on reported net income and underlying net income(2) were 42.0% and 18.5%, respectively, compared to 11.0% and 17.8% in the first quarter of 2019, respectively. Our effective tax rate on reported net income reflects tax-exempt investment losses. Our effective tax rate on underlying net income was within our expected range of 15% to 20%. For additional information, refer to Note 9 in our Interim Consolidated Financial Statements for the period ended March 31, 2020.

6.	Impacts of foreign exchange translation
During the first quarter of 2020, the impacts of foreign exchange translation increased reported net income and underlying net income by $7 million.

(1)	Our intention to acquire a majority stake in InfraRed Capital Partners ("pending InfraRed transaction").

(2)
Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.

         MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2020 9

D. Growth
1. Sales and Value of New Business

	Quarterly results
($ millions)	Q1'20	Q4'19	Q1'19
Insurance sales by business group(1)
Canada	295	228	362
U.S.	163	813	160
Asia	318	361	258
Total insurance sales(1)	776	1,402	780
Wealth sales by business group(1)
Canada	5,629	5,905	2,825
Asia	2,321	2,120	1,881
Total wealth sales excluding Asset Management(1)	7,950	8,025	4,706
Asset Management sales(1)	51,954	36,847	31,287
Total wealth sales(1)	59,904	44,872	35,993
Value of New Business(1)	380	337	382

(1)	Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

Total Company insurance sales in the first quarter of 2020 were in line with the same period in 2019.

•	Canada insurance sales decreased by 19%, reflecting lower sales in Group Benefits ("GB") and Individual Insurance.

•
U.S. insurance sales increased by 2%, excluding the favourable impacts of foreign exchange translation of $1 million, driven by increased employee benefits sales, largely offset by lower medical stop-loss sales.

•
Asia insurance sales increased by 22%, excluding the favourable impacts of foreign exchange translation of $2 million, driven by Hong Kong, International and the Philippines, partially offset by lower sales in India.

Total Company wealth sales increased by $23.9 billion or 66% ($23.4 billion or 65%, excluding the impacts of foreign exchange translation) in the first quarter of 2020 compared to the same period in 2019.

•	Canada wealth sales increased by 99%, driven by Group Retirement Services ("GRS") and Individual Wealth.

•
Asia wealth sales increased by 22%, excluding the favourable impacts of foreign exchange translation of $30 million, driven by money market sales in the Philippines and the pension business in Hong Kong, partially offset by lower mutual fund sales in India due to weak market sentiments.

•	Asset Management sales increased by 65%, excluding the favourable impacts of foreign exchange translation of $461 million, driven by higher mutual and managed fund sales in MFS.

Total Company VNB was $380 million in the first quarter of 2020, a decrease of 1%, compared to the same period in 2019, reflecting lower VNB in the U.S. and Canada, offset by higher VNB in Asia.

10 Sun Life Financial Inc. First Quarter 2020          MANAGEMENT'S DISCUSSION AND ANALYSIS

2. Premiums and Deposits

	Quarterly results
($ millions)	Q1'20	Q4'19	Q1'19
Net premium revenue	5,146	6,639	4,370
Segregated fund deposits	3,277	3,517	3,064
Mutual fund sales(1)	38,089	27,177	23,664
Managed fund sales(1)	16,878	12,347	9,976
ASO premium and deposit equivalents(1)	1,811	1,715	1,707
Total premiums and deposits(1)	65,201	51,395	42,781
Total adjusted premiums and deposits(1)(2)	64,829	51,800	42,924

(1)	Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

(2)
Adjusted premiums and deposits is a non-IFRS financial measure that excludes from premiums and deposits the impacts of Constant Currency Adjustment and Reinsurance in Canada's GB Operations Adjustment as described in section M - Non-IFRS Financial Measures in this document.

Premiums and deposits increased by $22.4 billion or 52% in the first quarter of 2020 compared to the same period in 2019, driven by increased mutual fund sales, managed fund sales, net premium revenue and segregated fund deposits. The impacts of foreign exchange translation increased premiums and deposits by $528 million. Adjusted premiums and deposits increased by $21.9 billion or 51%, predominantly driven by increased mutual fund and managed fund sales.

Net premium revenue increased by $776 million or 18% in the first quarter of 2020 compared to the same period in 2019, driven by International and Hong Kong in Asia and Canada. The impacts of foreign exchange translation increased net premium revenue by $27 million.

Segregated fund deposits increased by $213 million or 7% in the first quarter of 2020 compared to the same period in 2019, driven by Canada. The impacts of foreign exchange translation increased segregated fund deposits by $7 million.

Mutual fund sales increased by $14.4 billion or 61% in the first quarter of 2020 compared to the same period in 2019, driven by increased sales in MFS. The impacts of foreign exchange translation increased mutual fund sales by $340 million.

Managed funds increased by $6.9 billion or 69% in the first quarter of 2020 compared to the same period in 2019, driven by increased sales in MFS and Hong Kong, partially offset by lower sales in SLC Management. The impacts of foreign exchange translation increased managed fund sales by $152 million.

ASO premium and deposit equivalents increased by $104 million or 6% in the first quarter of 2020 compared to the same period in 2019, driven by Canada. The impacts of foreign exchange translation increased ASO premium deposits and equivalents by $2 million.
3. Assets Under Management
AUM consists of general funds, segregated funds, and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

	Quarterly results
($ millions)	Q1'20	Q4'19	Q3'19	Q2'19	Q1'19
Assets under management(1)
General fund assets	188,366	180,229	180,206	174,325	172,348
Segregated funds	102,824	116,973	112,806	111,684	110,011
Mutual funds, managed funds and other AUM(1)	732,130	802,145	769,920	738,767	729,026
Total AUM(1)	1,023,320	1,099,347	1,062,932	1,024,776	1,011,385

(1)	Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

AUM decreased by $76.0 billion or 7% as at March 31, 2020 compared to December 31, 2019, resulting primarily from:

(i)	a decrease from unfavourable market movements on the value of mutual funds, managed funds and segregated funds of $142.0 billion;

(ii)	net outflows from mutual, managed and segregated funds of $0.5 billion; partially offset by

(iii)	an increase of $57.5 billion from the impacts of foreign exchange translation (excluding the impacts from general fund assets);

(iv)	an increase in AUM of general fund assets of $8.1 billion; and

(v)	an increase from other business activities of $0.9 billion.

In the first quarter of 2020, net outflows of mutual, managed and segregated funds were $0.5 billion, predominantly driven by net outflows of $2.0 billion from SLC Management and $1.1 billion in Asia, partially offset by net inflows of $2.4 billion from MFS and $0.4 billion in Canada.

         MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2020 11

E. Financial Strength

	Quarterly results
	Q1'20	Q4'19	Q3'19	Q2'19	Q1'19
LICAT ratio
Sun Life Financial Inc.	143%	143%	146%	144%	145%
Sun Life Assurance	130%	130%	133%	133%	132%
Financial leverage ratio(1)	20.7%	21.2%	22.8%	20.4%	21.1%
Dividend
Dividend payout ratio(1)	42%	41%	38%	42%	42%
Dividends per common share ($)	0.550	0.550	0.525	0.525	0.500
Capital
Subordinated debt and innovative capital instruments(2)	3,739	3,738	4,238	3,491	3,739
Participating policyholders’ equity and non-controlling interests	1,090	1,110	1,045	974	930
Preferred shareholders' equity	2,257	2,257	2,257	2,257	2,257
Common shareholders’ equity	21,921	21,141	20,896	21,427	21,525
Total capital	29,007	28,246	28,436	28,149	28,451

(1)	Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

(2)
Innovative capital instruments consist of Sun Life ExchangEable Capital Securities and qualify as regulatory capital. However, under IFRS, they are reported as Senior debentures in our Consolidated Financial Statements. For additional information, see section I - Capital and Liquidity Management - 1 - Capital in our 2019 annual MD&A.

The Office of the Superintendent of Financial Institutions ("OSFI") has developed the regulatory capital framework referred to as the Life Insurance Capital Adequacy Test for Canada. LICAT measures the capital adequacy of an insurer using a risk-based approach and includes elements that contribute to financial strength through periods when an insurer is under stress as well as elements that contribute to policyholder and creditor protection wind-up.

On April 9, 2020, OSFI announced certain changes to capital requirements under the LICAT guideline in response to the COVID-19 pandemic. The changes pertain to the capital treatment of (i) payment deferrals for mortgages, leases, and other loans, (ii) payment deferrals on insurance premiums to policyholders, and (iii) interest rate risk requirements for participating lines of business.

For payment deferrals granted due to the COVID-19 pandemic, OSFI allows for the loans, leases and receivables to continue to be treated as performing assets under the LICAT guideline. This means that these assets will not fall into the impaired and restructured category, and therefore, will not be subject to a higher capital charge. The capital treatment for these deferrals will remain in place for the duration of the payment deferral, up to a maximum of 6 months. For our March 31, 2020 LICAT ratio, the changes in capital treatment for payment deferrals were minimal, as the payment deferrals had not yet been outstanding more than 60-90 days, the time period that would have resulted in higher LICAT capital requirements.

The change with respect to the interest rate risk requirements for participating lines of businesses reduces the impact of a discontinuity in the LICAT ratio caused from a shift in the interest rate scenarios applied, by smoothing the impact of participating lines of business interest rate risk over six quarters. While we have implemented this change in requirement within our LICAT calculation, as at March 31, 2020, we did not experience a shift in the interest rate scenarios applied in first quarter of 2020. This new treatment will remain in place until OSFI communicates otherwise.

On March 13, 2020, OSFI set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being.

In addition, the Bank of Canada recently expanded various programs, including its term repurchase facilities, to increase access to liquidity for financial institutions including insurance companies.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As at March 31, 2020, SLF Inc.'s LICAT ratio was 143%, in line with December 31, 2019.

Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. As at March 31, 2020, Sun Life Assurance's LICAT ratio was 130%, in line with December 31, 2019. The Sun Life Assurance LICAT ratios in both periods are well above OSFI's supervisory ratio of 100% and regulatory minimum ratio of 90%.

Our total capital consists of subordinated debt and other capital instruments, participating policyholders' equity and total shareholders' equity which includes common shareholders' equity, preferred shareholders' equity and non-controlling interests. As at March 31, 2020, our total capital was $29.0 billion compared to $28.2 billion as at December 31, 2019. The increase in total capital included the impacts of foreign exchange translation of $1,044 million included in other comprehensive income (loss) ("OCI"), reported net income of $391 million and changes in the remeasurement of defined benefit plans of $119 million, partially offset by the payment of $323 million of dividends on common shares of SLF Inc. ("common shares"), net unrealized losses on AFS assets of $296 million and the decrease of $200 million from the repurchase and cancellation of common shares.

12 Sun Life Financial Inc. First Quarter 2020          MANAGEMENT'S DISCUSSION AND ANALYSIS

We came into this pandemic with strong capital and liquidity positions, supported by a low financial leverage ratio of 20.7%, a strong LICAT ratio of 143% at SLF Inc., and $2.4 billion in cash and other liquid assets(1) as at March 31, 2020 in the legal entity, SLF Inc. (the ultimate parent company) and its wholly-owned holding companies.

Normal Course Issuer Bids
On August 14, 2019, SLF Inc. renewed its normal course issuer bid, which remains in effect until August 13, 2020, or such earlier date as SLF Inc. may determine, or until SLF Inc. has purchased an aggregate of 15.0 million common shares under the bid. During the first quarter of 2020, SLF Inc. purchased approximately 3.5 million common shares at a total cost of $200 million. All of the common shares purchased under SLF Inc.’s normal course issuer bid were subsequently cancelled. As at March 31, 2020, the total aggregate shares cancelled and associated cost under SLF Inc.’s normal course issuer bid were 6.3 million and $347 million, respectively.

On March 13, 2020, OSFI set the expectation for all federally regulated financial institutions that share buybacks should be halted for the time being.

F. Performance by Business Group

	Quarterly results
($ millions)	Q1'20	Q4'19	Q1'19
Reported net income (loss)
Canada	(42)	275	237
U.S.	164	131	124
Asset Management	239	228	219
Asia	100	136	80
Corporate	(70)	(51)	(37)
Total reported net income (loss)	391	719	623
Underlying net income (loss)(1)
Canada	256	264	237
U.S.	161	137	150
Asset Management	242	281	227
Asia	155	143	122
Corporate	(44)	(33)	(19)
Total underlying net income (loss)(1)	770	792	717

(1)	Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

Information describing the business groups and their respective business units is included in our 2019 annual MD&A. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

(1)	Other liquid assets include cash equivalents, short-term investments, and publicly traded securities.

         MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2020 13

1. Canada

	Quarterly results
($ millions)	Q1'20	Q4'19	Q1'19
Individual Insurance & Wealth	(144)	147	106
Group Benefits	63	40	74
Group Retirement Services	39	88	57
Reported net income (loss)	(42)	275	237
Less: Market-related impacts(1)	(275)	6	(1)
Assumption changes and management actions(1)	(22)	(1)	—
Other adjustments(1)(2)	(1)	6	1
Underlying net income (loss)(3)	256	264	237
Reported ROE (%)(3)	(2.4)%	15.5%	13.5%
Underlying ROE (%)(3)	14.3%	14.9%	13.5%
Insurance sales(3)	295	228	362
Wealth sales(3)	5,629	5,905	2,825

(1)	Represents an adjustment to arrive at a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.

(2)
Mainly comprised of certain hedges in Canada that do not qualify for hedge accounting and acquisition, integration and restructuring costs. For further information, see section M - Non-IFRS Financial Measures in this document.

(3)	Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q1 2020 vs. Q1 2019
Canada's reported net loss was $42 million in the first quarter of 2020, compared to reported net income of $237 million in the same period in 2019, reflecting unfavourable market-related and ACMA impacts. Market-related impacts predominantly reflected the decline in equity markets, partially offset by the impacts of credit and swap spreads, and pertain to long duration insurance contracts and retail segregated funds. Underlying net income increased by $19 million or 8%, driven by business growth and investment-related contributions, partially offset by unfavourable expense and morbidity experience in GB. Investment-related contributions included higher investing activity of $38 million and higher AFS gains of $21 million, partially offset by lower net investment returns on surplus of $39 million, which reflected foreign exchange losses on economic hedges, the impacts of seed investment returns due to the widening of credit spreads, and other smaller items.

Growth
Quarterly Comparison - Q1 2020 vs. Q1 2019
Canada insurance sales decreased by $67 million or 19% in the first quarter of 2020 compared to the same period in 2019. Individual insurance sales were $83 million, a decrease of $10 million or 11%, reflecting lower life insurance sales. GB sales were $212 million, a decrease of $57 million or 21%, reflecting lower large case sales.

Canada wealth sales increased by $2.8 billion in the first quarter of 2020 compared to the same period in 2019. Individual wealth sales were $2.1 billion, an increase of $532 million or 34%, driven by strong sales. GRS sales were $3.5 billion, an increase of $2.3 billion, from higher retained sales in the large case market.

14 Sun Life Financial Inc. First Quarter 2020          MANAGEMENT'S DISCUSSION AND ANALYSIS

2. U.S

	Quarterly results
(US$ millions)	Q1'20	Q4'19	Q1'19
Group Benefits	78	64	86
In-force Management	46	35	7
Reported net income (loss)	124	99	93
Less: Market-related impacts(1)	21	—	(11)
Assumption changes and management actions(1)	(17)	(2)	(2)
Acquisition, integration and restructuring(1)	(1)	(3)	(6)
Underlying net income (loss)(2)	121	104	112
Reported ROE (%)(2)	17.5%	14.8%	13.6%
Underlying ROE (%)(2)	17.1%	15.5%	16.3%
After-tax profit margin for Group Benefits (%)(2)(3)	6.8%	7.3%	7.9%
Insurance sales(2)	122	616	120
(C$ millions)
Reported net income (loss)	164	131	124
Underlying net income (loss)(2)	161	137	150

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.

(2)	Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

(3)	Based on underlying net income, on a trailing four-quarter basis, and which is described in section M - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q1 2020 vs. Q1 2019
U.S.'s reported net income increased by $40 million or 32% in the first quarter of 2020 compared to the same period in 2019. In U.S. dollars, U.S.'s reported net income increased by US$31 million or 33%, driven by favourable market-related impacts, predominantly from credit spreads, partially offset by unfavourable ACMA impacts, both of which pertain to In-force Management. Underlying net income increased by $11 million or 7%. In U.S. dollars, underlying net income increased by US$9 million or 8%, driven by higher investing activity, higher AFS gains and new business gains, partially offset by unfavourable mortality experience and less favourable, but still positive, morbidity experience compared to elevated favourable morbidity experience in the first quarter of 2019. The impacts of foreign exchange translation increased reported net income and underlying net income by $1 million.

The after-tax profit margin for Group Benefits was 6.8% as of the first quarter of 2020, compared to 7.9% as of the first quarter of 2019.

Growth
Quarterly Comparison - Q1 2020 vs. Q1 2019
U.S. insurance sales increased by US$2 million or 2% in the first quarter of 2020 compared to the same period in 2019, driven by increased employee benefits sales, largely offset by lower medical stop-loss sales.

         MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2020 15

3. Asset Management

	Quarterly results
Asset Management (C$ millions)	Q1'20	Q4'19	Q1'19
Reported net income	239	228	219
Less: Fair value adjustments on MFS's share-based payment awards(1)	10	(37)	(8)
Acquisition, integration and restructuring(1)	(13)	(16)	—
Underlying net income(2)	242	281	227
Assets under management (C$ billions)(2)	702.9	768.8	698.4
Gross sales (C$ billions)(2)	51.9	36.8	31.3
Net sales (C$ billions)(2)	0.4	(0.9)	(6.5)
MFS (C$ millions)
Reported net income	240	229	215
Less: Fair value adjustments on MFS's share-based payment awards(1)	10	(37)	(8)
Underlying net income(2)	230	266	223
Assets under management (C$ billions)(2)	613.5	684.8	631.1
Gross sales (C$ billions)(2)	49.7	34.0	29.0
Net sales (C$ billions)(2)	2.4	(1.5)	(7.8)
MFS (US$ millions)
Reported net income	180	173	162
Less: Fair value adjustments on MFS's share-based payment awards(1)	8	(28)	(6)
Underlying net income(2)	172	201	168
Pre-tax net operating profit margin ratio(2)	36%	40%	38%
Average net assets (US$ billions)(2)	504.5	507.2	456.7
Assets under management (US$ billions)(2)(3)	436.4	527.4	472.9
Gross sales (US$ billions)(2)	37.1	25.8	21.8
Net sales (US$ billions)(2)	1.8	(1.2)	(5.9)
Asset appreciation (depreciation) (US$ billions)	(92.8)	33.4	50.4
S&P 500 Index (daily average)	3,068	3,089	2,720
MSCI EAFE Index (daily average)	1,865	1,961	1,833
SLC Management (C$ millions)
Reported net income	(1)	(1)	4
Less: Acquisition, integration and restructuring(1)	(13)	(16)	—
Underlying net income(2)	12	15	4
Assets under management (C$ billions)(2)	89.4	84.0	67.3
Gross sales (C$ billions)(2)	2.2	2.8	2.3
Net sales (C$ billions)(2)	(2.0)	0.6	1.3

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.

(2)	Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

(3)
Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS's U.S. GAAP assets and liabilities as at March 31, 2020.

Profitability
Quarterly Comparison - Q1 2020 vs. Q1 2019
Asset Management’s reported net income increased by $20 million or 9% in the first quarter of 2020, compared to the same period in 2019, driven by favourable fair value adjustments on MFS's share-based payment awards, partially offset by higher acquisition and integration costs related to the BGO acquisition and the pending InfraRed transaction. Underlying net income increased by $15 million or 7%, driven by higher average net assets ("ANA") in MFS and higher income in SLC Management driven by the BGO acquisition that closed in 2019, partially offset by a change in net investment returns of $31 million in MFS, due to declines in equity markets and widening of credit spreads. The impacts of foreign exchange translation increased reported net income and underlying net income by $2 million.

In U.S. dollars, MFS's reported net income increased by US$18 million or 11% in the first quarter of 2020, compared to the same period in 2019, reflecting favourable fair value adjustments on MFS's share-based payment awards. Underlying net income increased by US$4 million or 2%, driven by higher ANA, largely offset by a change in net investment returns of US$23 million, due to declines in equity markets and widening of credit spreads. Pre-tax net operating profit margin ratio for MFS for the first quarter of 2020 was 36%, compared to 38% for the first quarter of 2019.

16 Sun Life Financial Inc. First Quarter 2020          MANAGEMENT'S DISCUSSION AND ANALYSIS

SLC Management's reported net loss was $1 million in the first quarter of 2020, compared to reported net income of a $4 million in the same period in 2019, reflecting higher acquisition and integration costs related to the BGO acquisition and the pending InfraRed transaction. Underlying net income increased by $8 million, driven by net income from the BGO acquisition that closed in July 2019.

Growth
Asset Management’s AUM decreased by $65.9 billion or 9% as at March 31, 2020 compared to December 31, 2019, reflecting asset depreciation of $123.4 billion, partially offset by the impacts of foreign exchange translation of $55.7 billion.

MFS’s AUM decreased by US$91.0 billion or 17% as at March 31, 2020 compared to December 31, 2019, reflecting asset depreciation of     US$92.8 billion, partially offset by net inflows of US$1.8 billion, including U.S. retail net inflows for the fifth consecutive quarter.

In the first quarter of 2020, 88%, 90% and 87% of MFS's U.S. retail mutual fund assets ranked in the top half of their Lipper categories based on ten-, five-, and three-year performance, respectively.

SLC Management's AUM increased by $5.4 billion or 6% as at March 31, 2020, compared to December 31, 2019, driven by the positive impacts of foreign exchange translation of $5.0 billion, asset appreciation of $1.0 billion and other items, partially offset by net outflows of $2.0 billion. Net outflows are comprised of $1.0 billion of Client distributions due to the profitable sale of underlying assets in a closed-end fund, and flows relating to Client rebalancing.

4. Asia

	Quarterly results
($ millions)	Q1'20	Q4'19	Q1'19
Local Markets(1)(2)	65	68	64
International Hubs(1)(2)	35	68	16
Reported net income (loss)	100	136	80
Less: Market-related impacts(3)	(47)	5	(42)
Assumption changes and management actions(3)	(9)	(11)	—
Acquisition, integration and restructuring(3)	1	(1)	—
Underlying net income (loss)(4)	155	143	122
Reported ROE (%)(4)	7.3%	9.8%	6.0%
Underlying ROE (%)(4)	11.2%	10.2%	9.1%
Insurance sales(4)	318	361	258
Wealth sales(4)	2,321	2,120	1,881

(1)
Prior to the first quarter of 2020, these business units were referred to as Insurance and Wealth, and International, respectively, in our interim and annual MD&A. Effective the first quarter of 2020, Insurance and Wealth was renamed to Local Markets and we combined our International business and Hong Kong business into a new management structure called “International Hubs”. We have updated prior period amounts to reflect this change in presentation.

(2)	Local Markets is comprised of Philippines, Indonesia, India, China, Malaysia and Vietnam. International Hubs is comprised of International and Hong Kong.

(3)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.

(4)	Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

During the first quarter of 2020, we combined our International business and Hong Kong business into a new management structure called "International Hubs", to leverage the high-net-worth opportunities in Asia and offer our Clients and distribution partners best-in-class product and service offerings across all geographies.

Profitability
Quarterly Comparison - Q1 2020 vs. Q1 2019
Asia's reported net income increased by $20 million or 25% in the first quarter of 2020 compared to the same period in 2019, reflecting growth in underlying net income, as noted below, partially offset by unfavourable ACMA impacts. Market-related impacts were in line with the same period last year in aggregate, as the decline in equity markets was substantially offset by the impacts of credit spreads and interest rate changes. Underlying net income increased by $33 million or 27%, driven by favourable credit experience, new business gains primarily in International Hubs and improved mortality experience, partially offset by other experience from our joint ventures. The impacts of foreign exchange translation increased reported net income and underlying net income by $4 million.

Growth
Quarterly Comparison - Q1 2020 vs. Q1 2019
Asia insurance sales increased by $58 million or 22% in the first quarter of 2020 compared to the same period in 2019, excluding the favourable impacts of foreign exchange translation of $2 million. Individual insurance sales were $304 million, an increase of $54 million or 22%, excluding the favourable impacts of foreign exchange translation of $2 million, driven by Hong Kong, International and the Philippines, partially offset by lower sales in India.

         MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2020 17

Asia wealth sales increased by $410 million or 22% in the first quarter of 2020 compared to the same period in 2019, excluding the favourable impacts of foreign exchange translation of $30 million, driven by money market sales in the Philippines and the pension business in Hong Kong, partially offset by lower mutual fund sales in India due to weak market sentiments.
5. Corporate

	Quarterly results
($ millions)	Q1'20	Q4'19	Q1'19
UK	51	32	29
Corporate Support	(121)	(83)	(66)
Reported net income (loss)	(70)	(51)	(37)
Less: Market-related impacts(1)	1	7	(9)
Assumption changes and management actions(1)	1	—	(9)
Acquisition, integration and restructuring(1)	(28)	(25)	—
Underlying net income (loss)(2)	(44)	(33)	(19)

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.

(2)	Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q1 2020 vs. Q1 2019
Corporate's reported net loss was $70 million in the first quarter of 2020, an increased loss of $33 million compared to the same period in 2019, reflecting restructuring costs related to severance costs as a result of various ongoing projects initiated in the fourth quarter of 2019 to simplify our organizational structure and drive efficiencies. Underlying net loss was $44 million, an increased loss of $25 million, reflecting lower net investment returns on surplus, predominantly from seed investment losses of $21 million due to widening of credit spreads. Unfavourable expense and other experience were largely offset by higher earnings from the run-off businesses.

G. Investments

We had total general fund invested assets of $168.6 billion as at March 31, 2020, compared to $161.6 billion as at December 31, 2019. The increase in general fund invested assets was primarily due to the impacts of foreign exchange translation and operating activities, partially offset by a decline in net fair value. Our general fund invested assets are well-diversified across investment types, geographies and sectors with the majority of our portfolio invested in fixed income high-quality assets.

The following table sets out the composition of our general fund invested assets(1).

	March 31, 2020		December 31, 2019
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	9,548	6%	9,575	6%
Debt securities	84,599	50%	81,606	50%
Equity securities	4,605	3%	4,787	3%
Mortgages and loans	50,253	30%	48,222	30%
Derivative assets	3,128	2%	1,548	1%
Other invested assets	5,795	3%	5,357	3%
Policy loans	3,324	2%	3,218	2%
Investment properties	7,359	4%	7,306	5%
Total invested assets	168,611	100%	161,619	100%

(1)
The values and ratios presented are based on the carrying value of the respective asset categories. Generally, the carrying values for invested assets are equal to their fair values; however our mortgages and loans are generally carried at amortized cost. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

Highlighted Exposures Arising from the COVID-19 Pandemic and Other Related items
As a leading international financial services organization, we have a well-diversified portfolio which is duration-matched to insurance contract liabilities and includes a variety of investment types spread across a broad range of sectors and geographies. As at March 31, 2020, our direct and indirect exposure to the industries most immediately affected by the COVID-19 pandemic includes oil & gas, aviation, hotels, restaurants & leisure, as well as office, retail, and multi-family residential property types. We are closely monitoring the impacts of the COVID-19 pandemic on our investment portfolio.

18 Sun Life Financial Inc. First Quarter 2020          MANAGEMENT'S DISCUSSION AND ANALYSIS

Oil & Gas
As at March 31, 2020, our direct exposure to oil & gas through our debt securities and corporate loan holdings was approximately $4.6 billion or 3% of total invested assets and 97% were rated investment grade, including 62% rated BBB (as at December 31, 2019, $4.9 billion, of which 98% were rated investment grade, including 66% rated BBB)(1). Approximately 60% of our oil & gas industry portfolio was invested in pipeline, storage and transportation entities, 13% was invested in integrated oil & gas entities, and the remaining portion was invested in companies involved in exploration and production, refining, and drilling & servicing, none of which exceeds 12% of our total oil & gas industry portfolio on an individual basis. This compared to approximately 58% and 12% as at December 31, 2019, respectively.

Our mortgage and real estate portfolios include office, industrial, retail, and multi-family buildings occupied by tenants in diversified industries. As at March 31, 2020, our indirect exposure to oil & gas through our mortgage and real estate holdings was approximately $2.5 billion(2), consisting of $1.2 billion of mortgages and $1.3 billion of real estate holdings. As a proportion of our total mortgage and real estate portfolios, our indirect exposures to oil & gas represents 7% and 17%, respectively.

Aviation, Hotels, Restaurants & Leisure
As at March 31, 2020, our direct exposure to aviation, hotels, restaurants & leisure through our debt securities and corporate loan holdings was approximately $3.3 billion or 1.9% of total invested assets and 95% were rated investment grade, including 31% rated BBB (as at December 31, 2019, $3.1 billion of which 98% were rated investment grade, including 32% rated BBB)(1). Of our $3.3 billion direct exposure, $2.4 billion or 73% are secured by collateral ($2.3 billion or 73% as at December 31, 2019). As at March 31, 2020, we do not have any significant direct or indirect exposure to aviation or hotels through our mortgage or real estate holdings, and we have limited indirect exposure to restaurants & leisure through well-diversified mortgage and real estate holdings.

Office, Retail & Multi-Family Residential Property Types
As at March 31, 2020, we had exposure to office, retail, and multi-family residential property types through our uninsured commercial mortgage and investment property portfolios of $15.2 billion. Through our debt securities and corporate loan holdings, we had exposures of $2.5 billion of which 98% were rated investment grade, including 41% rated BBB (as at December 31, 2019, $2.5 billion, of which 100% were rated investment grade, including 43% rated BBB)(1). Our holdings in these property types totaled $7.4 billion for office, $6.5 billion for retail, and $3.8 billion for multi-family residential properties representing 4%, 4%, and 2% of total invested assets, respectively.  For these property types, 98% of our debt securities and corporate loan holdings were rated investment grade.  Our mortgage portfolio is well-secured with a weighted average loan-to-value ratio of approximately 56% and a weighted average debt service coverage of 1.77 times as at March 31, 2020. Our investment property portfolio is diversified across geographies and our tenants represent a broad range of industries.
1. Debt Securities
Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that it remains well-diversified and duration-matched to insurance contract liabilities. With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets in our Interim Consolidated Financial Statements as at March 31, 2020.

Debt Securities by Geography
The carrying value of fair value through profit or loss ("FVTPL") and AFS debt securities by geographic location is presented in the following table.

	March 31, 2020				December 31, 2019
($ millions)	FVTPL debt securities	AFS debt securities	Total	% of Total	FVTPL debt securities	AFS debt securities	Total	% of Total
Debt securities
Canada	28,920	5,099	34,019	40%	28,221	5,031	33,252	41%
United States	26,000	5,779	31,779	38%	24,224	5,822	30,046	37%
Europe	8,719	1,237	9,956	12%	8,827	1,178	10,005	12%
Asia	4,550	652	5,202	6%	4,074	573	4,647	6%
Other	2,525	1,118	3,643	4%	2,548	1,108	3,656	4%
Total debt securities	70,714	13,885	84,599	100%	67,894	13,712	81,606	100%

Our debt securities with a credit rating of "A" or higher represented 74.3% of the total debt securities as at March 31, 2020, consistent with December 31, 2019. Debt securities with a credit rating of “BBB” or higher represented 98.7% of total debt securities as at March 31, 2020, compared to 99.1% as at December 31, 2019.

Our gross unrealized losses as at March 31, 2020 for FVTPL and AFS debt securities were $1.2 billion and $0.2 billion, respectively, compared with $0.1 billion and $0.1 billion, respectively, as at December 31, 2019. The increase in gross unrealized losses was largely due to the impact from widening credit spreads.

(1)	The credit risk ratings were established in accordance with the process described in our annual MD&A under the heading Risk Categories - Credit Risk Management Governance and Control.

(2)	The indirect exposure from mortgages and real estate includes real estate holdings and uninsured mortgages in Alberta and Texas.

         MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2020 19

Debt Securities by Issuer and Industry Sector
The carrying value of debt securities by issuer and industry sector is shown in the following table:

	March 31, 2020			December 31, 2019
($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities issued or guaranteed by:
Canadian federal government	3,833	2,593	6,426	3,890	2,556	6,446
Canadian provincial and municipal government	14,679	1,177	15,856	13,826	1,139	14,965
U.S. government and agency	2,092	981	3,073	1,748	1,363	3,111
Other foreign government	5,329	790	6,119	5,181	736	5,917
Total government issued or guaranteed debt securities	25,933	5,541	31,474	24,645	5,794	30,439
Corporate debt securities by industry sector:(1)
Financials	9,721	1,602	11,323	9,341	1,585	10,926
Utilities	6,805	601	7,406	6,693	565	7,258
Industrials	5,042	691	5,733	4,800	629	5,429
Energy	3,593	378	3,971	3,867	365	4,232
Communication services	3,275	520	3,795	3,075	471	3,546
Real estate	2,397	399	2,796	2,595	368	2,963
Health care	2,037	246	2,283	1,886	236	2,122
Consumer staples	1,782	234	2,016	1,703	221	1,924
Consumer discretionary	1,324	280	1,604	1,268	219	1,487
Information technology	1,335	238	1,573	1,122	213	1,335
Materials	1,350	200	1,550	1,331	212	1,543
Total corporate debt securities	38,661	5,389	44,050	37,681	5,084	42,765
Asset-backed securities	6,120	2,955	9,075	5,568	2,834	8,402
Total debt securities	70,714	13,885	84,599	67,894	13,712	81,606

(1)	Our grouping of debt securities by sector is based on the Global Industry Classification Standard and S&P Dow Jones Indices.

Debt Securities by Credit Rating
Investment grade debt securities are those rated BBB and above. Our debt security portfolio was 99% investment grade based on carrying value as at March 31, 2020 (99% as at December 31, 2019). The credit risk ratings were established in accordance with the internal rating process described in the Credit Risk Management Governance and Control section in our annual MD&A.

The following table summarizes our debt securities by credit quality:

	March 31, 2020			December 31, 2019
($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities by credit rating:
AAA	11,865	6,472	18,337	11,097	6,630	17,727
AA	11,100	1,658	12,758	10,503	1,670	12,173
A	28,526	3,253	31,779	27,341	3,037	30,378
BBB	18,281	2,360	20,641	18,339	2,248	20,587
BB and lower	942	142	1,084	614	127	741
Total debt securities	70,714	13,885	84,599	67,894	13,712	81,606

20 Sun Life Financial Inc. First Quarter 2020          MANAGEMENT'S DISCUSSION AND ANALYSIS

2. Mortgages and Loans
Mortgages and loans in this section are presented at their carrying value in our Interim Consolidated Financial Statements. Our mortgage portfolio consisted almost entirely of first mortgages and our loan portfolio consisted of private placement loans.

Mortgages and Loans by Geography
The carrying value of mortgages and loans by geographic location is presented in the following table(1).

	March 31, 2020			December 31, 2019
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	9,207	13,225	22,432	9,310	13,249	22,559
United States	7,410	13,301	20,711	6,915	11,994	18,909
Europe	—	4,852	4,852	—	4,561	4,561
Asia	—	386	386	—	352	352
Other	—	1,872	1,872	—	1,841	1,841
Total	16,617	33,636	50,253	16,225	31,997	48,222
% of Total Invested Assets	10%	20%	30%	10%	20%	30%

(1)	The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor's parent.

As at March 31, 2020, we held $16.6 billion of mortgages, compared to $16.2 billion as at December 31, 2019. Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, industrial and land properties. As at March 31, 2020, 36% of our commercial mortgage portfolio consisted of multi-family residential mortgages; there are no single-family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 55% as at March 31, 2020, consistent with December 31, 2019. While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation ("CMHC"). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.77 times. Of the $4.0 billion of multi-family residential mortgages in the Canadian commercial mortgage portfolio, 92% were insured by the CMHC.

As at March 31, 2020, we held $33.6 billion of loans, compared to $32.0 billion as at December 31, 2019. Private placement loans provide diversification by type of loan, industry segment and borrower credit quality. The private placement loan portfolio consists of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure. The growth in the portfolio was primarily due to the impact of foreign exchange translation in the quarter.

Mortgages and Loans by Credit Rating
The credit quality of mortgages and loans is evaluated internally through regular monitoring of credit-related exposures. We use judgment and experience to determine what factors should be considered when assigning an internal credit rating, which is validated through the use of credit scoring models, to a particular mortgage or corporate loan. The internal credit ratings reflect the credit quality of the borrower as well as the value of any collateral held as security. The credit risk ratings were established in accordance with the internal rating process described in the Credit Risk Management Governance and Control section in our annual MD&A.

The following tables summarize our mortgages and loans by credit quality indicator:

($ millions)	March 31, 2020	December 31, 2019
Mortgages by credit rating:
Insured	4,028	3,966
AAA	1	1
AA	2,115	2,087
A	5,788	5,481
BBB	3,959	3,943
BB and lower	657	670
Impaired	69	77
Total mortgages	16,617	16,225

         MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2020 21

($ millions)	March 31, 2020	December 31, 2019
Loans by credit rating:
AAA	238	224
AA	5,279	5,044
A	13,096	12,516
BBB	13,458	12,920
BB and lower	1,471	1,207
Impaired	94	86
Total loans	33,636	31,997

Mortgages and Loans Past Due or Impaired
The gross carrying value and allowance for mortgages and loans past due or impaired are presented in the following table.

	March 31, 2020
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	16,548	33,542	50,090	—	—	—
Past due:
Past due less than 90 days	—	—	—	—	—	—
Past due 90 days or more	—	—	—	—	—	—
Impaired	139	144	283	70	50	120
Total	16,687	33,686	50,373	70	50	120

	December 31, 2019
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	16,148	31,911	48,059	—	—	—
Past due:
Past due less than 90 days	—	—	—	—	—	—
Past due 90 days or more	—	—	—	—	—	—
Impaired	147	133	280	70	47	117
Total	16,295	32,044	48,339	70	47	117

Our impaired mortgages and loans, net of allowances for losses, were $163 million as at March 31, 2020, consistent with December 31, 2019.
3. Derivative Financial Instruments
The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are not exchanged.

($ millions)	March 31, 2020	December 31, 2019
Net fair value asset (liability)	(1,381)	(492)
Total notional amount	69,829	62,131
Credit equivalent amount(1)	870	796
Risk-weighted credit equivalent amount(1)	17	17

(1)	Amounts presented are net of collateral received.

The net fair value of derivatives was a liability of $1,381 million as at March 31, 2020, compared to a liability of $492 million as at December 31, 2019. The change in net fair value was primarily due to the impact from changes in foreign exchange rates and swap curves.

The total notional amount of our derivatives increased to $69.8 billion as at March 31, 2020 from $62.1 billion as at December 31, 2019. The change in notional amount is mainly attributable to an increase of $3.7 billion in interest rate contracts primarily for duration matching purposes, an increase of $2.8 billion in foreign exchange contracts used for hedging foreign currency assets, and an increase of $1.2 billion in equity contracts primarily due to an increase in equity exposure.

22 Sun Life Financial Inc. First Quarter 2020          MANAGEMENT'S DISCUSSION AND ANALYSIS

4. Asset Default Provision
We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at March 31, 2020 was $2,720 million compared to $2,637 million as at December 31, 2019. The increase of $83 million was primarily due to increases in the provisions for assets purchased net of dispositions and impacts of foreign exchange translation, partially offset by the release of provisions on fixed income assets supporting our insurance contract liabilities.

H. Risk Management

The shaded text and tables in this section H represent our disclosure on market risks in accordance with IFRS 7 Financial Instruments - Disclosures and is an integral part of our unaudited Interim Consolidated Financial Statements for the quarter ended March 31, 2020. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety.

The Company has established a Risk Management Framework to assist in identifying, measuring, managing, monitoring and reporting risks. The Risk Management Framework covers all risks and these have been grouped into six major categories: market, insurance, credit, business and strategic, operational and liquidity risks. The impact of the COVID-19 pandemic is resulting in the potential for simultaneous adverse impacts across all six major risk categories, though the time horizon and magnitude of these impacts is uncertain at this time. For additional information, refer to section H - Risk Management - 8 - Risks relating to the COVID-19 Pandemic.

Through our enterprise risk management processes, we oversee the various risk factors identified in the Risk Management Framework and provide reports to senior management and to the Board Committees at least quarterly. Our enterprise risk management processes and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in Corporate.

1. Market Risk Sensitivities
Our net income(1) is affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases with declining interest rates and decreases with rising interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases with rising equity markets and decreases with declining equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $70 million (pre-tax) in net gains on the sale of AFS assets during the first quarter of 2020 ($23 million pre-tax in the first quarter of 2019). The net unrealized (losses) gains or OCI position on AFS fixed income and equity assets were $(11) million and $28 million, respectively, after-tax as at March 31, 2020 ($251 million and $62 million, respectively, after-tax as at December 31, 2019).

(1) Net income in section H - Risk Management in this document refers to common shareholders' net income.

         MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2020 23

Equity Market Sensitivities
The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI, and Sun Life Assurance's LICAT ratio to certain instantaneous changes in equity market prices as at March 31, 2020 and December 31, 2019.

It is important to note that these estimates are illustrative and performance of our segregated fund dynamic hedging program may differ as actual equity-related exposures vary from broad market indices (the impact of active management, basis risk, and other factors) and higher or lower volatility level than assumed.

As at March 31, 2020
($ millions, unless otherwise noted)
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(2)(3)	$(350)	$(150)	$100	$250
Potential impact on OCI(3)	$(50)	$—	$—	$50
Potential impact on LICAT(2)(4)	1.5% point decrease	0.5% point decrease	0.0% point increase	0.0% point increase

As at December 31, 2019
($ millions, unless otherwise noted)
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(2)(3)	$(350)	$(150)	$100	$250
Potential impact on OCI(3)	$(50)	$(50)	$50	$50
Potential impact on LICAT(2)(4)	0.5% point decrease	0.0% point decrease	0.0% point increase	0.0% point increase

(1)  Represents the respective change across all equity markets as at March 31, 2020 and December 31, 2019. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(2)  The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at March 31, 2020 and December 31, 2019, and include new business added and product changes implemented prior to such dates.

(3) Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4) The LICAT sensitivities illustrate the impact on Sun Life Assurance as at March 31, 2020 and December 31, 2019. LICAT ratios are rounded to the nearest 0.5%.

Interest Rate Sensitivities
The following table sets out the estimated immediate impact on, or sensitivity of, our net income, OCI and Sun Life Assurance's LICAT ratio to certain instantaneous changes in interest rates as at March 31, 2020 and December 31, 2019.

Sun Life Assurance’s LICAT ratio generally decreases with rising interest rates and credit spreads and increases with declining interest rates and credit spreads, which is opposite to our net income sensitivity. Increases to interest rates and credit spreads will reduce the value of our assets and margins in our actuarial liabilities, resulting in a lower LICAT ratio, while decreases to interest rates and credit spreads will increase the value of our assets and margins in our actuarial liabilities. However, our sensitivities may be non-linear, and can change, due to the interrelationships between market rates, actuarial assumptions and LICAT calculations.

($ millions, unless otherwise noted)	As at March 31, 2020		As at December 31, 2019
Change in Interest Rates(1)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income(2)(3)(4)	$(100)	$50	$(150)	$50
Potential impact on OCI(3)	$300	$(250)	$250	$(250)
Potential impact on LICAT(2)(5)	2.0% point increase	4.0% point decrease	2.0% point increase	3.0% point decrease

(1) Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at March 31, 2020 and December 31, 2019 with no change to the Actuarial Standards Board ("ASB") promulgated Ultimate Reinvestment Rate ("URR"). Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(2) The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at March 31, 2020 and December 31, 2019, and include new business added and product changes implemented prior to such dates.

(3) Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4) The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

(5) The LICAT sensitivities illustrate the impact on Sun Life Assurance as at March 31, 2020 and December 31, 2019. LICAT ratios are rounded to the nearest 0.5%.

The above sensitivities were determined using a 50 basis point change in interest rates and a 10% change in our equity markets because we believe that these market shocks were reasonably possible as at March 31, 2020. We have also disclosed the impact of a 25% change in equity markets to illustrate that significant changes in equity market levels may result in other than proportionate impacts on our sensitivities.

24 Sun Life Financial Inc. First Quarter 2020          MANAGEMENT'S DISCUSSION AND ANALYSIS

2. Credit Spread and Swap Spread Sensitivities
The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

The following table sets out the estimated the immediate impact or sensitivity of our net income and Sun Life Assurance's LICAT ratio attributable to certain instantaneous changes in credit and swap spreads as at March 31, 2020 and December 31, 2019.

($ millions, unless otherwise noted)	As at March 31, 2020		As at December 31, 2019
Change in Credit Spreads(1)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income(2)	$(50)	$50	$(75)	$50
Potential impact on LICAT(3)	0.5% point increase	1.0% point decrease	0.0% point increase	0.5% point decrease

(1) In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.
(2) Sensitivities have been rounded to the nearest $25 million.
(3) The LICAT sensitivities illustrate the impact on Sun Life Assurance as at March 31, 2020 and December 31, 2019. LICAT ratios are rounded to the nearest 0.5%.

($ millions, unless otherwise noted)	As at March 31, 2020		As at December 31, 2019
Change in Swap Spreads	20 basis point decrease	20 basis point increase	20 basis point decrease	20 basis point increase
Potential impact on net income(1)	$50	$(50)	$50	$(50)

(1) Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

LICAT Interest Rate Scenario Switch
Changes to the level and term movements in interest rates and credit spreads can shift the interest rate scenario applied in the LICAT calculation causing a discontinuity where capital requirements change materially. In future quarters, we estimate the full potential impact of an adverse switch in the interest rate scenario to decrease the total LICAT ratio by up to four percentage points. The impact of a full or smoothed change to the interest rate scenario is not reflected in the stated interest rate and credit spread sensitivities. OSFI has updated the LICAT guideline for interest rate risk requirements for participating business to be smoothed over six quarters. The actual impact to the LICAT ratio from participating business in any quarter will reflect the scenarios from the prior six quarters. As a result, switching from either an adverse or beneficial scenario would have the effect of offsetting the previous impacts over time.
3. General Account Insurance and Annuity Products
Most of our expected sensitivity to changes in interest rates and about two-thirds of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

         MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2020 25

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps, and swaptions.
4. Segregated Fund Guarantees
Approximately one-third of our equity market sensitivity and a small amount of interest rate risk sensitivity as at March 31, 2020 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided for our segregated fund products by business group.

As at March 31, 2020
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
Canada	10,496	1,297	10,823	1,238
Asia	2,066	443	2,446	218
Corporate(4)	2,059	284	1,129	302
Total	14,621	2,024	14,398	1,758

As at December 31, 2019
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
Canada	12,131	362	10,678	505
Asia	2,337	212	2,380	99
Corporate(4)	2,302	207	1,063	228
Total	16,770	781	14,121	832

(1)
The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.

(2)
For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)
The insurance contract liabilities represent management's provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

(4)
Corporate includes Run-off reinsurance, a closed block of reinsurance. The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001.

The movement of the items in the table above from December 31, 2019 to March 31, 2020 primarily resulted from the following factors:

(i)	the total fund values decreased due to a decrease in equity markets, which was partially offset by the weakening of the Canadian dollar against the U.S. dollar;

(ii)	the total amount at risk increased due to a decrease in equity markets;

(iii)	the total value of guarantees increased due to the weakening of the Canadian dollar against the U.S. dollar, which was partially offset by net redemptions from products closed to new business; and

(iv)	the total insurance contract liabilities increased due to a decrease in equity markets and lower interest rates.

26 Sun Life Financial Inc. First Quarter 2020          MANAGEMENT'S DISCUSSION AND ANALYSIS

5. Segregated Fund Hedging
Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at March 31, 2020, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at March 31, 2020 and December 31, 2019.

It is important to note that these estimates are illustrative and performance of our segregated fund dynamic hedging program may differ as actual equity-related exposures vary from broad market indices (the impact of active management, basis risk, and other factors) and higher or lower volatility level than assumed.

Impact of Segregated Fund Hedging

March 31, 2020
($ millions)	Changes in interest rates(3)	Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	10% decrease	25% decrease
Before hedging	(250)	(200)	(550)
Hedging impact	250	150	450
Net of hedging	—	(50)	(100)

December 31, 2019
($ millions)	Changes in interest rates(3)	Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	10% decrease	25% decrease
Before hedging	(150)	(150)	(400)
Hedging impact	150	100	300
Net of hedging	—	(50)	(100)

(1)	Net income sensitivities have been rounded to the nearest $50 million.

(2)
Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in net income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

(3)
Represents a parallel shift in assumed interest rates across the entire yield curve as at March 31, 2020 and December 31, 2019, with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(4)
Represents the change across all equity markets as at March 31, 2020 and December 31, 2019. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

6. Real Estate Risk
Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in real estate values. An instantaneous 10% decrease in the value of our direct real estate investments as at March 31, 2020 would decrease net income(1) by approximately $300 million ($275 million decrease as at December 31, 2019). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at March 31, 2020 would increase net income by approximately $300 million ($275 million increase as at December 31, 2019).

(1)	Net income sensitivities have been rounded to the nearest $25 million.

         MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2020 27

7. Additional Cautionary Language and Key Assumptions Related to Sensitivities
Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2019 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see section M - Non-IFRS Financial Measures in this document. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and LICAT ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI and Sun Life Assurance's LICAT ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at March 31, 2020 and December 31, 2019, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the March 31 and December 31 calculation dates. The actual impact of hedging activity can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at March 31, 2020 and December 31, 2019, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions (including changes to the ASB promulgated URR) after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), volatility risk, derivative counterparty credit risk, and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly-rated counterparties, and transacting through over-the-counter ("OTC") contracts cleared through central clearing houses, exchange-traded contracts or bilateral OTC contracts negotiated directly between counterparties that include credit support annexes), residual risk, potential reported earnings and capital volatility remain.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in section M - Accounting and Control Matters - 1 - Critical Accounting Policies and Estimates in our 2019 annual MD&A. Additional information on market risk can be found in Note 6 of our 2019 Annual Consolidated Financial Statements and the Risk Factors section in the AIF.

28 Sun Life Financial Inc. First Quarter 2020          MANAGEMENT'S DISCUSSION AND ANALYSIS

8. Risks relating to the COVID-19 Pandemic
In early 2020, the world was impacted by COVID-19, which was declared a global pandemic by the World Health Organization on March 11, 2020. Governments worldwide have adopted emergency measures designed to contain the pandemic, including widespread business closures, travel restrictions, border closures, quarantines and social distancing measures. The spread of COVID-19 has had disruptive effects in the countries in which we operate and the global economy more widely, including the loss of lives, impacts on disability, pressure on health care systems, a sharp and sudden rise in unemployment, supply chain disruptions, economic slowdowns, declines and increased volatility in financial markets, and uncertainty with respect to the forward outlook.

Governments, monetary authorities and regulators have taken actions to support the economy and the financial system, including taking fiscal and monetary measures to support businesses, incomes, and market liquidity.

The duration and impacts of the COVID-19 outbreak cannot currently be determined. If the COVID-19 pandemic is prolonged, the adverse impact on the global economy could deepen, augmenting financial market declines or volatility, corporate insolvency risks and negative household wealth impacts. The continuing or worsening of the economic and market conditions caused by the COVID-19 pandemic, and impact on Clients, industries and individual countries could have a material adverse effect on our businesses including sales, results of operations, corporate reputation and financial condition. Sustained adverse effects could also make it difficult for us to access capital markets, could impact our liquidity and capital position, or may result in downgrades in our credit ratings. To the extent the COVID-19 pandemic adversely affects our business, results of operations, corporate reputation and financial condition, it may also have the effect of heightening many of the other risks described in the section entitled “Risk Factors” in our AIF and “Risk Management” in our annual MD&A. This includes, but is not limited to:

•	market risks, such as equity, interest rates and spreads, real estate and foreign currency risk, including impact on fee income;

•	insurance risk, including mortality, morbidity and policyholder behaviour;

•	credit risk, including defaults, impairments and downgrades;

•	business and strategic risk including economic and political risk, implementation of our business strategy, sales, investment performance, and changes in legal and regulatory environment;

•
operational risk, including information security and privacy risk, human resources risks, regulatory compliance, legal and conduct risk, information technology risk, processing risk, third-party risk, and business disruption risk; and

•	liquidity risk including collateral, and payment deferrals on invested assets or policyholder insurance premium impacts.

The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus and on actions taken by governments, businesses and individuals, which could vary by country and result in differing outcomes. Given the extent of the circumstances, it is difficult to reliably measure or predict the potential impact of this uncertainty on our future financial results.

I. Additional Financial Disclosure
1. Revenue

	Quarterly results
($ millions)	Q1'20	Q4'19	Q1'19
Premiums
Gross	5,739	7,280	4,942
Ceded	(593)	(641)	(572)
Net premiums	5,146	6,639	4,370
Net investment income
Interest and other investment income	1,424	1,525	1,398
Fair value(1) and foreign currency changes on assets and liabilities	(1,809)	(1,380)	4,154
Net gains (losses) on available-for-sale assets	70	64	23
Fee income	1,639	1,677	1,447
Total revenue	6,470	8,525	11,392
Adjusted revenue(2)	8,347	10,074	7,381

(1) Represents the change in FVTPL assets and liabilities.
(2) Adjusted revenue is a non-IFRS financial measure that excludes from revenue the impacts of Constant Currency Adjustment, FV Adjustment and Reinsurance in Canada's GB Operations Adjustment as described in section M - Non-IFRS Financial Measures in this document.

Revenue was $6.5 billion in the first quarter of 2020, a decrease of $4.9 billion or 43% compared to the same period in 2019, reflecting larger decreases in the fair value of FVTPL assets, largely from widening credit spreads and equity market losses in the quarter. The impacts of foreign exchange translation increased revenue by $41 million.

Adjusted revenue was $8.3 billion in the first quarter of 2020, an increase of $966 million or 13% compared to the same period in 2019, driven by increased net premium revenue in Asia and Canada.

         MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2020 29

2. Changes in the Statements of Financial Position and in Shareholders' Equity
Total general fund assets were $188.4 billion as at March 31, 2020, compared to $180.2 billion as at December 31, 2019, primarily attributable to an increase of $5.9 billion from the impacts of foreign exchange translation and other business activities of $4.0 billion, partially offset by a decrease of $1.8 billion from the change in value of FVTPL assets.

Insurance contract liabilities balances before other policy liabilities of $127.7 billion as at March 31, 2020 increased by $3.8 billion compared to December 31, 2019, mainly due to the impacts of foreign exchange translation and balances arising from new policies, partially offset by changes in balances on in-force policies (which include fair value changes on FVTPL assets supporting insurance contract liabilities).

Total shareholders' equity, including preferred share capital, was $24.2 billion as at March 31, 2020, compared to $23.4 billion as at December 31, 2019. The increase in total shareholders' equity was primarily due to:
(i)an increase of $1,044 million from the impacts of foreign exchange translation;
(ii)shareholders' net income of $415 million, before preferred share dividends of $24 million; and
(iii)changes in the remeasurement of defined benefit plans of $119 million; partially offset by
(iv)common share dividend payments of $323 million;
(v)net unrealized losses on AFS assets in OCI of $296 million; and
(vi)a decrease of $200 million from the repurchase and cancellation of common shares.

As at April 24, 2020, SLF Inc. had 584,629,940 common shares, 3,554,832 options to acquire SLF Inc. common shares, and 92,200,000 Class A Shares outstanding.
3. Cash Flows

	Quarterly results
($ millions)	Q1'20	Q1'19
Net cash and cash equivalents, beginning of period	6,685	7,194
Cash flows provided by (used in):
Operating activities	83	(1,227)
Investing activities	(97)	(37)
Financing activities	(688)	(601)
Changes due to fluctuations in exchange rates	357	(77)
Increase (decrease) in cash and cash equivalents	(345)	(1,942)
Net cash and cash equivalents, end of period	6,340	5,252
Short-term securities, end of period	3,106	2,944
Net cash, cash equivalents and short-term securities, end of period	9,446	8,196

The operating activities of the Company generate cash flows which include net premium revenue, net investment income, fee income, and the sale and maturity of investments. They are the principal source of funds to pay for policyholder claims and benefits, commissions, operating expenses, and the purchase of investments. Cash flows used in investing activities primarily include transactions related to associates, joint ventures and acquisitions. Cash flows provided by and used in financing activities largely reflect capital transactions including payments of dividends, the issuance and repurchase of shares, as well as the issuance and retirement of debt instruments and preferred shares.

The cash flows used in financing activities in the first quarter of 2020 compared to the same period last year increased primarily due to increased repayment of borrowed funds.

30 Sun Life Financial Inc. First Quarter 2020          MANAGEMENT'S DISCUSSION AND ANALYSIS

4. Quarterly Financial Results
The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

	Quarterly results
($ millions, unless otherwise noted)	Q1'20	Q4'19	Q3'19	Q2'19	Q1'19	Q4'18	Q3'18	Q2'18
Total revenue	6,470	8,525	9,616	10,146	11,392	8,180	5,998	6,826
Common shareholders' net income (loss)
Reported	391	719	681	595	623	580	567	706
Underlying(1)	770	792	809	739	717	718	730	729
Diluted EPS ($)
Reported	0.67	1.22	1.15	1.00	1.04	0.96	0.93	1.16
Underlying(1)	1.31	1.34	1.37	1.24	1.20	1.19	1.20	1.20
Basic reported EPS ($)
Reported	0.67	1.22	1.15	1.00	1.04	0.96	0.94	1.16
Reported net income (loss) by segment
Canada	(42)	275	223	148	237	96	335	262
U.S.	164	131	(186)	94	124	118	(267)	105
Asset Management	239	228	221	229	219	244	241	214
Asia	100	136	170	134	80	125	164	133
Corporate	(70)	(51)	253	(10)	(37)	(3)	94	(8)
Total reported net income (loss)	391	719	681	595	623	580	567	706
Underlying net income (loss) by segment(1)
Canada	256	264	268	243	237	245	251	245
U.S.	161	137	135	110	150	121	139	125
Asset Management	242	281	251	245	227	227	251	216
Asia	155	143	138	147	122	140	110	145
Corporate	(44)	(33)	17	(6)	(19)	(15)	(21)	(2)
Total underlying net income (loss)(1)	770	792	809	739	717	718	730	729

(1)	Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

Fourth Quarter 2019
Reported net income increased by $139 million or 24% in the fourth quarter of 2019 compared to the same period in 2018, driven by favourable market-related impacts, primarily from equity markets, partially offset by higher fair value adjustments on MFS’s share-based payment awards, unfavourable ACMA impacts and higher acquisition, integration and restructuring costs. Underlying net income increased by $74 million or 10%, driven by business growth, tax benefits in Corporate and favourable credit experience, partially offset by unfavourable morbidity experience in Canada and unfavourable expense experience, predominantly resulting from higher incentive compensation costs reported in Corporate.

Third Quarter 2019
Reported net income increased by $114 million or 20% in the third quarter of 2019 compared to the same period in 2018, driven by improved impacts from ACMA, partially offset by unfavourable market-related impacts, predominantly from interest rates, and higher acquisition costs related to our acquisition of a majority stake in BentallGreenOak. Underlying net income increased by $79 million or 11% in the third quarter of 2019, compared to the same period in 2018, which includes the favourable impact of tax matters from prior years of $78 million - $58 million in Corporate and $20 million in Canada. Underlying net income also reflected business growth, favourable credit experience, a gain from a mortgage investment prepayment in the U.S. and higher available-for-sale gains, offset by unfavourable morbidity experience in Canada and the U.S., and lower investing activity gains.

Second Quarter 2019
Reported net income of $595 million in the second quarter of 2019 decreased $111 million compared to the second quarter of 2018, primarily reflecting unfavourable market-related and ACMA impacts. Underlying net income in the second quarter of 2019 increased $10 million to $739 million compared to the same period in 2018, primarily driven by business growth, favourable expense experience and benefits from tax-related items primarily in the U.S., partially offset by unfavourable morbidity experience in Canada and the U.S., lower new business gains in International in Asia and lower AFS gains in the U.S.

First Quarter 2019
Reported net income of $623 million in the first quarter of 2019 decreased $46 million from the first quarter of 2018, while underlying net income decreased $53 million to $717 million. This variance was primarily due to interest on par seed capital of $110 million in the first quarter of 2018 and unfavourable credit experience, partially offset by favourable mortality, lapse and other policyholder behaviour, investing activity gains, morbidity experience and other experience.

         MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2020 31

Fourth Quarter 2018
Reported net income was $580 million in the fourth quarter of 2018, an increase compared to the same quarter in 2017, reflecting the $251 million charge in 2017 related to the enactment of the U.S. Tax Cuts and Jobs Act, positive impacts from other adjustments and ACMA, partially offset by market-related impacts. Underlying net income in the fourth quarter of 2018 increased to $718 million compared to 2017, driven by the effect of the lower income tax rate in the U.S., favourable expense experience that resulted from ongoing expense management and lower incentive compensation costs, and other experience, partially offset by mortality and morbidity experience.

Third Quarter 2018
Reported net income was $567 million in the third quarter of 2018, reflecting a $269 million unfavourable change in ACMA compared to the same quarter in 2017. Underlying net income was $730 million, primarily driven by strong business growth, the lower income tax rate in the U.S. and higher investment income on surplus assets, partially offset by new business strain.

Second Quarter 2018
Reported net income was $706 million in the second quarter of 2018, reflecting an $82 million favourable change in market-related impacts compared to the same quarter in 2017. Underlying net income was $729 million, primarily driven by strong business growth and favourable morbidity experience, partially offset by expenses, credit experience and the impacts of investment activity on insurance contract liabilities.

J. Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, our annual MD&A, and the AIF, in each case, for the year ended December 31, 2019, and in our Interim Consolidated Financial Statements for the period ended March 31, 2020.

Sun Life is subject to regulation and supervision by government authorities in the jurisdictions in which it does business. Various regulators have introduced new measures or adjustments to respond to the evolving situation with the COVID-19 pandemic. OSFI, which supervises the activities of Sun Life, has announced various measures to support the resilience of the financial institutions that it regulates. On March 27, 2020, OSFI announced that, under regulatory capital requirements for insurers, payment deferrals will not cause insured mortgages to be treated as delinquent or in arrears. OSFI has also suspended the IFRS 17 Insurance Contracts ("IFRS 17") semi-annual progress reporting that insurers are required to file with OSFI. On March 13, 2020, OSFI set an expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being. On April 9, 2020, OSFI announced continued regulatory flexibility measures including: (1) determining that under LICAT, life insurers granting payment deferrals due to the COVID-19 pandemic will not be subject to increased capital requirements for related mortgages, loans and leases; (2) determining that life, property & casualty and mortgage insurers that approve premium payment deferrals to policyholders will not be subject to increased capital requirements related to those deferred premiums; and (3) introducing a smoothing technique to LICAT interest rate risk requirements to reduce increased and unwarranted volatility in required capital. In the U.S., the National Association of Insurance Commissioners issued guidance to U.S. insurers on March 27, 2020 encouraging insurers to work with borrowers who may be unable to meet obligations because of the effects of the COVID-19 pandemic and on April 15, 2020 adopted interpretations of statutory accounting principles applicable to U.S. insurers related to, among other things, direct mortgage loans and Schedule BA mortgages. For purposes of statutory financial statements for the first and second quarters of 2020 and any risk-based capital ("RBC") calculations prepared by insurers for those quarters, if the insurer chooses (or is government mandated) to grant forbearance in response to the COVID-19 pandemic, such mortgages are not required to be reclassified as impaired and therefore subject to a different RBC charge than was utilized during the December 31, 2019 RBC filing and which may have otherwise required a higher capital charge for such mortgage.

K. Changes in Accounting Policies

We have adopted several amended IFRS standards in the current period. The adoption of these amendments had no material impact on our Consolidated Financial Statements. For additional information, refer to Note 2 in our Interim Consolidated Financial Statements for the period ended March 31, 2020.

In 2017, a new accounting standard on insurance contracts, IFRS 17, was issued, replacing the current accounting standard on insurance contracts (IFRS 4 Insurance Contracts). In June 2019, the International Accounting Standards Board (“IASB”) issued an exposure draft (“ED”) that proposed targeted amendments to IFRS 17 for public consultation. As part of the ED, the IASB had proposed to defer the effective date by one year to January 1, 2022 as well as extend the deferral option of IFRS 9 Financial Instruments ("IFRS 9") for insurers to that same date. In March 2020, the IASB tentatively decided to defer the effective date for an additional year to January 1, 2023 and extend the deferral option of IFRS 9 for insurers to that same date. The IASB has completed deliberations on the ED and expects to issue the final amendments to IFRS 17 in June 2020. We will consider the implications of these amendments as we assess the financial statements and business implications of the standard as a whole.

32 Sun Life Financial Inc. First Quarter 2020          MANAGEMENT'S DISCUSSION AND ANALYSIS

L. Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company's internal control over financial reporting during the period, which began on January 1, 2020 and ended on March 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

M. Non-IFRS Financial Measures
1. Underlying Net Income and Underlying EPS
Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impacts of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period:

(a)
market-related impacts that differ from our best estimate assumptions, which include: (i) impacts of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impacts of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impacts of changes in the fair value of investment properties in the reporting period;

(b)
assumption changes and management actions, which include: (i) the impacts of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts; and (ii) the impacts on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and

(c)	other adjustments:

(i)
certain hedges in Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;

(ii)
fair value adjustments on MFS's share-based payment awards that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States;

(iii)	acquisition, integration and restructuring costs (including impacts related to acquiring and integrating acquisitions); and

(iv)	other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted below, underlying EPS excludes the dilutive impacts of convertible instruments.

         MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2020 33

The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results
($ millions, unless otherwise noted)	Q1'20	Q4'19	Q1'19
Reported net income	391	719	623
Market-related impacts
Equity market impacts
Impacts from equity market changes	(303)	36	68
Basis risk impacts	(57)	4	(10)
Equity market impacts	(360)	40	58
Interest rate impacts(1)
Impacts of interest rate changes	(87)	18	(122)
Impacts of credit spread movements	127	—	(27)
Impacts of swap spread movements	39	(29)	16
Interest rate impacts	79	(11)	(133)
Impacts of changes in the fair value of investment properties	(12)	(11)	6
Less: Market-related impacts	(293)	18	(69)
Less: Assumption changes and management actions	(53)	(15)	(11)
Other adjustments
Certain hedges in Canada that do not qualify for hedge accounting	(1)	4	1
Fair value adjustments on MFS's share-based payment awards	10	(37)	(8)
Acquisition, integration and restructuring(2)	(42)	(43)	(7)
Less: Total of other adjustments	(33)	(76)	(14)
Underlying net income	770	792	717
Reported EPS (diluted) ($)	0.67	1.22	1.04
Less: Market-related impacts ($)	(0.50)	0.03	(0.12)
Assumption changes and management actions ($)	(0.09)	(0.03)	(0.02)
Certain hedges in Canada that do not qualify for hedge accounting ($)	—	0.01	—
Fair value adjustments on MFS's share-based payment awards ($)	0.02	(0.06)	(0.01)
Acquisition, integration and restructuring ($)	(0.07)	(0.07)	(0.01)
Impact of convertible securities on diluted EPS ($)	—	—	—
Underlying EPS (diluted) ($)	1.31	1.34	1.20

(1)
Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.

(2)
Amounts include acquisition costs for the BGO acquisition and the pending InfraRed transaction, which includes the unwinding of the discount for the Put option and Deferred payments liability of $10 million and $8 million in the first quarter of 2020 and the fourth quarter of 2019, respectively. As a result of various ongoing projects initiated in the fourth quarter of 2019 to simplify our organizational structure and drive efficiencies, we also recorded a restructuring charge of $28 million in the first quarter of 2020 and $25 million in the fourth quarter of 2019.

2. Additional Non-IFRS Measures
Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The quarterly ROE is annualized.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments.

Dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period.

Sales. In Canada, insurance sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In the U.S., insurance sales consist of sales by Group Benefits. In Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Indonesia, India, China, Malaysia and Vietnam and sales from International and Hong Kong; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited's equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. Asset Management sales consist of gross sales (inflows) for retail and institutional Clients; unfunded commitments are not included in sales. Sales are also

34 Sun Life Financial Inc. First Quarter 2020          MANAGEMENT'S DISCUSSION AND ANALYSIS

expressed on a constant currency basis, which is a measure of sales that provides greater comparability across reporting periods by excluding the impact of exchange rate fluctuations from the translation of functional currencies to the Canadian dollar. There is no directly comparable IFRS measure.

Value of New Business. VNB represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business contracts written in a particular time period, except new business in our Asset Management pillar. The assumptions used in the calculations are generally consistent with those used in the valuation of our insurance contract liabilities except that discount rates used approximate theoretical return expectations of an equity investor. Capital required is based on the higher of Sun Life Assurance's LICAT operating target and local (country specific) operating target capital. VNB is a useful metric to evaluate the present value created from new business contracts. There is no directly comparable IFRS measure.

Adjusted revenue. This measure is an alternative measure of revenue that provides greater comparability across reporting periods, by excluding the impacts of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons (“Constant Currency Adjustment”); (ii) fair value and foreign currency changes on assets and liabilities (“FV Adjustment”); and (iii) reinsurance for the insured business in Canada’s GB operations (“Reinsurance in Canada’s GB Operations Adjustment”).

	Quarterly results
($ millions)	Q1'20	Q4'19	Q1'19
Revenue	6,470	8,525	11,392
Less: Constant Currency Adjustment	88	(24)	—
FV Adjustment	(1,809)	(1,380)	4,154
Reinsurance in Canada’s GB Operations Adjustment	(156)	(145)	(143)
Adjusted revenue	8,347	10,074	7,381

Adjusted premiums and deposits. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods by excluding the impacts of: (i) the Constant Currency Adjustment and (ii) the Reinsurance in Canada’s GB Operations Adjustment.

	Quarterly results
($ millions)	Q1'20	Q4'19	Q1'19
Premiums and deposits	65,201	51,395	42,781
Less: Constant Currency Adjustment	528	(260)	—
Reinsurance in Canada’s GB Operations Adjustment	(156)	(145)	(143)
Adjusted premiums and deposits	64,829	51,800	42,924

Pre-tax net operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impact of fair value adjustments on MFS's share-based payment awards, investment income, and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax net operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

After-tax profit margin for U.S. Group Benefits. This ratio assists in explaining our results from period to period and is a measure of profitability that expresses U.S. employee benefits and medical stop-loss underlying net income as a percentage of net premiums. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Impacts of foreign exchange translation. Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and Total net income (loss), are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes.

Several IFRS financial measures are presented on a constant currency adjusted basis to exclude the impacts of foreign exchange translation. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Assumption changes and management actions. In this document the impacts of ACMA on shareholders' net income (after-tax) is included in reported net income and is excluded in calculating underlying net income, as described in section C - Profitability in this document.
Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, insurance sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) VNB, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) ACMA, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

         MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2020 35

N. Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, (ii) relating to our growth initiatives and other business objectives, (iii) relating to our expected tax range for future years, (iv) relating to the pending InfraRed transaction, (v) set out in this document under the heading H - Risk Management - 1 - Market Risk Sensitivities - Equity Market Sensitivities and Interest Rate Sensitivities and 2 -Credit Spread and Swap Spread Sensitivities, (vi) that are predictive in nature or that depend upon or refer to future events or conditions, and (vii) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the impact of the COVID-19 pandemic and related economic conditions on our operations, liquidity, financial conditions or results and the matters set out in this document under the headings C - Profitability - 5 - Income taxes, E - Financial Strength and H - Risk Management and in SLF Inc.’s 2019 AIF under the heading Risk Factors and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks, which have been further heightened with the current COVID-19 pandemic given the uncertainty of its duration and impact. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - tax matters, including estimates and judgments used in calculating taxes; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures.

The following risk factors are related to our acquisition of a majority stake in InfraRed Capital Partners that could have a material adverse effect on our forward-looking statements: (1) the ability of the parties to complete the transaction; (2) failure of the parties to obtain necessary consents and approvals or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all; (3) our ability to realize the financial and strategic benefits of the transaction; and (4) the impact of the announcement of the transaction on Sun Life and InfraRed Capital Partners. These risks all could have an impact on our business relationships (including with future and prospective employees, Clients, distributors and partners) and could have a material adverse effect on our current and future operations, financial conditions and prospects.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

36 Sun Life Financial Inc. First Quarter 2020          MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED STATEMENTS OF OPERATIONS

For the three months ended
(unaudited, in millions of Canadian dollars, except for per share amounts)	March 31, 2020	March 31, 2019
Revenue
Premiums
Gross	$5,739	$4,942
Less: Ceded	593	572
Net premiums	5,146	4,370
Net investment income (loss):
Interest and other investment income	1,424	1,398
Fair value and foreign currency changes on assets and liabilities (Note 4)	(1,809)	4,154
Net gains (losses) on available-for-sale assets	70	23
Net investment income (loss)	(315)	5,575
Fee income (Note 8)	1,639	1,447
Total revenue	6,470	11,392
Benefits and expenses
Gross claims and benefits paid (Note 6)	4,418	4,120
Increase (decrease) in insurance contract liabilities (Note 6)	(231)	4,640
Decrease (increase) in reinsurance assets (Note 6)	(51)	(21)
Increase (decrease) in investment contract liabilities (Note 6)	7	24
Reinsurance expenses (recoveries) (Note 7)	(531)	(508)
Commissions	648	564
Net transfer to (from) segregated funds (Note 11)	(386)	(85)
Operating expenses	1,733	1,668
Premium taxes	108	100
Interest expense	90	88
Total benefits and expenses	5,805	10,590
Income (loss) before income taxes	665	802
Less: Income tax expense (benefit) (Note 9)	279	88
Total net income (loss)	386	714
Less: Net income (loss) attributable to participating policyholders	(35)	67
Net income (loss) attributable to non-controlling interests	6	—
Shareholders’ net income (loss)	415	647
Less: Preferred shareholders’ dividends	24	24
Common shareholders’ net income (loss)	$391	$623

Average exchange rates during the reporting periods: U.S. dollars	1.34	1.33

Earnings (loss) per share (Note 13)
Basic	$0.67	$1.04
Diluted	$0.67	$1.04

Dividends per common share	$0.550	$0.500

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2020 37

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2020	March 31, 2019
Total net income (loss)	$386	$714
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses)	1,044	(280)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	(240)	269
Reclassifications to net income (loss)	(56)	(18)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	23	14
Reclassifications to net income (loss)	(44)	(8)
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	64	28
Total items that may be reclassified subsequently to income	791	5
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	119	(43)
Total items that will not be reclassified subsequently to income	119	(43)
Total other comprehensive income (loss)	910	(38)
Total comprehensive income (loss)	1,296	676
Less: Participating policyholders’ comprehensive income (loss)	(27)	66
Non-controlling interests’ comprehensive income (loss)	6	—
Shareholders’ comprehensive income (loss)	$1,317	$610

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2020	March 31, 2019
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses)	$(1)	$—
Unrealized gains (losses) on available-for-sale assets	45	(62)
Reclassifications to net income for available-for-sale assets	15	4
Unrealized gains (losses) on cash flow hedges	11	(5)
Reclassifications to net income for cash flow hedges	(3)	3
Total items that may be reclassified subsequently to income	67	(60)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(39)	20
Total items that will not be reclassified subsequently to income	(39)	20
Total income tax benefit (expense) included in other comprehensive income (loss)	$28	$(40)

The attached notes form part of these Interim Consolidated Financial Statements.

38 Sun Life Financial Inc. First Quarter 2020     INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at
(unaudited, in millions of Canadian dollars)	March 31, 2020	December 31, 2019
Assets
Cash, cash equivalents and short-term securities (Note 4)	$9,548	$9,575
Debt securities (Note 4)	84,599	81,606
Equity securities (Note 4)	4,605	4,787
Mortgages and loans	50,253	48,222
Derivative assets	3,128	1,548
Other invested assets (Note 4)	5,795	5,357
Policy loans	3,324	3,218
Investment properties (Note 4)	7,359	7,306
Invested assets	168,611	161,619
Other assets	5,564	5,216
Reinsurance assets (Note 6)	4,357	4,024
Deferred tax assets	1,606	1,455
Intangible assets	2,184	2,083
Goodwill	6,044	5,832
Total general fund assets	188,366	180,229
Investments for account of segregated fund holders (Note 11)	102,824	116,973
Total assets	$291,190	$297,202
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 6)	$135,252	$131,184
Investment contract liabilities (Note 6)	3,120	3,116
Derivative liabilities	4,509	2,040
Deferred tax liabilities	313	406
Other liabilities	15,865	14,937
Senior debentures	500	500
Subordinated debt	3,539	3,538
Total general fund liabilities	163,098	155,721
Insurance contracts for account of segregated fund holders (Note 11)	97,043	110,269
Investment contracts for account of segregated fund holders (Note 11)	5,781	6,704
Total liabilities	$265,922	$272,694
Equity
Issued share capital and contributed surplus	$10,579	$10,619
Shareholders' retained earnings and accumulated other comprehensive income	13,599	12,779
Total shareholders’ equity	24,178	23,398
Participating policyholders’ equity	1,064	1,091
Non-controlling interests’ equity	26	19
Total equity	$25,268	$24,508
Total liabilities and equity	$291,190	$297,202

Exchange rates at the end of the reporting periods: U.S. dollars	1.41	1.30

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on May 5, 2020.

Dean A. Connor	Sara Grootwassink Lewis
President and Chief Executive Officer	Director

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2020 39

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2020	March 31, 2019
Shareholders:
Preferred shares
Balance, beginning and end of period	$2,257	$2,257
Common shares (Note 10)
Balance, beginning of period	8,289	8,419
Stock options exercised	9	10
Common shares purchased for cancellation	(50)	(54)
Balance, end of period	8,248	8,375
Contributed surplus
Balance, beginning of period	73	73
Share-based payments	3	3
Stock options exercised	(2)	(2)
Balance, end of period	74	74
Retained earnings
Balance, beginning of period, as previously reported	11,318	11,267
Adjustment for change in accounting policy (Note 2)	—	(22)
Balance, beginning of period, after change in accounting policy	11,318	11,245
Net income (loss)	415	647
Dividends on common shares	(323)	(299)
Dividends on preferred shares	(24)	(24)
Common shares purchased for cancellation (Note 10)	(150)	(146)
Balance, end of period	11,236	11,423
Accumulated other comprehensive income (loss), net of taxes (Note 14)
Balance, beginning of period	1,461	1,690
Total other comprehensive income (loss) for the period	902	(37)
Balance, end of period	2,363	1,653
Total shareholders’ equity, end of period	$24,178	$23,782
Participating policyholders:
Balance, beginning of period	$1,091	$864
Net income (loss)	(35)	67
Total other comprehensive income (loss) for the period (Note 14)	8	(1)
Total participating policyholders’ equity, end of period	$1,064	$930
Non-controlling interests:
Balance, beginning of period	$19	$—
Net income (loss)	6	—
Additional contribution	1	—
Total non-controlling interests’ equity, end of period	$26	$—
Total equity	$25,268	$24,712

The attached notes form part of these Interim Consolidated Financial Statements.

40 Sun Life Financial Inc. First Quarter 2020     INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2020	March 31, 2019
Cash flows provided by (used in) operating activities
Income (loss) before income taxes	$665	$802
Adjustments:
Interest expense related to financing activities	55	66
Increase (decrease) in insurance and investment contract liabilities	(224)	4,664
Decrease (increase) in reinsurance assets	(51)	(21)
Realized and unrealized (gains) losses and foreign currency changes on invested assets	1,739	(4,177)
Sales, maturities and repayments of invested assets	18,836	16,408
Purchases of invested assets	(20,111)	(17,790)
Income taxes received (paid)	(85)	(230)
Mortgage securitization (Note 4)	87	96
Other operating activities	(828)	(1,045)
Net cash provided by (used in) operating activities	83	(1,227)
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(37)	(31)
Investment in and transactions with joint ventures and associates	6	14
Dividends received from joint ventures and associates	20	14
Other investing activities	(86)	(34)
Net cash provided by (used in) investing activities	(97)	(37)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	(56)	3
Issuance of common shares on exercise of stock options	7	8
Common shares purchased for cancellation (Note 10)	(200)	(200)
Dividends paid on common and preferred shares	(341)	(319)
Payment of lease liabilities	(37)	(29)
Interest expense paid	(61)	(64)
Net cash provided by (used in) financing activities	(688)	(601)
Changes due to fluctuations in exchange rates	357	(77)
Increase (decrease) in cash and cash equivalents	(345)	(1,942)
Net cash and cash equivalents, beginning of period	6,685	7,194
Net cash and cash equivalents, end of period	6,340	5,252
Short-term securities, end of period	3,106	2,944
Net cash, cash equivalents and short-term securities, end of period (Note 4)	$9,446	$8,196

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2020 41

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated. All amounts stated in U.S. dollars are in millions.)

1. Significant Accounting Policies
Description of Business
Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2019 Annual Consolidated Financial Statements, except as disclosed in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2019 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the IASB (“IFRS”).
COVID-19 Pandemic Considerations
In early 2020, the world was impacted by COVID-19, which was declared a global pandemic by the World Health Organization. The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus and on actions taken by governments, businesses and individuals, which could vary by country and result in differing outcomes.

The application of our accounting policies requires estimates, assumptions and judgments as they relate to matters that are inherently uncertain. We have established procedures to ensure that our accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are controlled and occur in an appropriate and systematic manner. For additional information, please refer to Note 1 of our 2019 Annual Consolidated Financial Statements.

2. Changes in Accounting Policies
2.A New and Amended International Financial Reporting Standards Adopted in 2020
We adopted the following amendments on January 1, 2020:

In March 2018, the IASB issued a revised Conceptual Framework for Financial Reporting (“Conceptual Framework”), which replaced the Conceptual Framework issued in 2010. The revised Conceptual Framework includes revised definitions of an asset and a liability, as well as new guidance on measurement, derecognition, presentation and disclosure, to be applied prospectively. The adoption of this guideline did not have a material impact on our Consolidated Financial Statements.

In October 2018, the IASB issued Definition of a Business, which amended IFRS 3 Business Combinations. The amendments clarify the definition of a business to assist entities in determining whether a transaction represents a business combination or an acquisition of assets, and are applied prospectively. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

In October 2018, the IASB issued Definition of Material (Amendments to IAS 1 and IAS 8). The amendments clarify the definition of material and provide guidance to improve consistency in its application in IFRS standards. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

In September 2019, the IASB issued the Interest Rate Benchmark Reform, which includes amendments to IFRS 9 Financial Instruments (“IFRS 9”),     IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”). The amendments clarify that entities can continue to apply certain hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.
2.B New and Amended International Financial Reporting Standards to be Adopted in 2021 or Later
In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”), which will replace IFRS 4 Insurance Contracts. IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three measurement models, depending on the nature of the contract. IFRS 17 is effective for annual periods beginning on or after January 1, 2021 and is to be applied retrospectively to each group of insurance contracts unless impracticable. If, and only if, it is impracticable to apply IFRS 17 retrospectively for a group of insurance contracts, an entity shall apply IFRS 17 using a modified retrospective approach or a fair value approach. In June 2019, the IASB issued an exposure draft (“ED”) that proposed targeted amendments to        IFRS 17 for public consultation. As part of the ED, the IASB has proposed to defer the effective date by one year to January 1, 2022, as well as extend the deferral option of IFRS 9 for insurers to that same date.

42 Sun Life Financial Inc. First Quarter 2020 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In March 2020, the IASB tentatively decided to defer the effective date for an additional year to January 1, 2023 and extend the deferral option of IFRS 9 for insurers to that same date. The IASB has completed deliberations on the ED and expects to issue the final amendments to IFRS 17 in June 2020. IFRS 17 will affect how we account for our insurance contracts and how we report our financial performance in our Consolidated Statements of Operations. We are currently assessing the impact that IFRS 17 will have on our Consolidated Financial Statements.

3. Segmented Information
We have five reportable business segments: Canada, United States (“U.S.”), Asset Management, Asia and Corporate. These business segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom (“UK”) business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital and other items not allocated to our other business groups.

Revenues from our business segments are derived primarily from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced at an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by our business segments to Asset Management, and product distribution fees paid by Asset Management to Asia. Effective January 1, 2020, SLC Management is collecting fee income and is incurring the operational expenses associated with the management of the general fund assets. Intersegment transactions are eliminated in the Consolidation adjustments column in the following tables.

Management considers its external Clients to be individuals and corporations. We are not reliant on any individual Client as none is individually significant to our operations.

            CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2020 43

Results by segment for the three months ended March 31 are as follows:

	Canada	U.S.	Asset Management(1)	Asia	Corporate	Consolidation adjustments(1)	Total
2020
Gross premiums:
Annuities	$427	$—	$—	$30	$3	$—	$460
Life insurance	1,276	398	—	901	22	—	2,597
Health insurance	1,518	1,147	—	13	4	—	2,682
Total gross premiums	3,221	1,545	—	944	29	—	5,739
Less: Ceded premiums	374	166	—	49	4	—	593
Net investment income (loss)	(743)	658	(14)	(154)	(51)	(11)	(315)
Fee income	341	20	1,185	136	28	(71)	1,639
Total revenue	2,445	2,057	1,171	877	2	(82)	6,470
Less:
Total benefits and expenses	2,300	1,845	846	815	81	(82)	5,805
Income tax expense (benefit)	177	48	80	7	(33)	—	279
Total net income (loss)	$(32)	$164	$245	$55	$(46)	$—	$386
Less:
Net income (loss) attributable to participating policyholders	10	—	—	(45)	—	—	(35)
Net income (loss) attributable to non-controlling interests	—	—	6	—	—	—	6
Shareholders’ net income (loss)	$(42)	$164	$239	$100	$(46)	$—	$415
2019
Gross premiums:
Annuities	$398	$1	$—	$—	$6	$—	$405
Life insurance	1,248	407	—	396	23	—	2,074
Health insurance	1,402	1,047	—	10	4	—	2,463
Total gross premiums	3,048	1,455	—	406	33	—	4,942
Less: Ceded premiums	362	155	—	50	5	—	572
Net investment income (loss)	3,243	892	28	1,014	406	(8)	5,575
Fee income	308	21	1,023	126	35	(66)	1,447
Total revenue	6,237	2,213	1,051	1,496	469	(74)	11,392
Less:
Total benefits and expenses	5,966	2,057	774	1,402	465	(74)	10,590
Income tax expense (benefit)	(32)	32	58	13	17	—	88
Total net income (loss)	$303	$124	$219	$81	$(13)	$—	$714
Less:
Net income (loss) attributable to participating policyholders	66	—	—	1	—	—	67
Shareholders’ net income (loss)	$237	$124	$219	$80	$(13)	$—	$647

(1)	Reflects a change in presentation for our Asset Management segment effective January 1, 2020. We have updated the prior period to reflect this change in presentation.

44 Sun Life Financial Inc. First Quarter 2020 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. Total Invested Assets and Related Net Investment Income
4.A Asset Classification
The carrying values of our Debt securities, Equity securities and Other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other(1)	Total
March 31, 2020
Debt securities	$70,714	$13,885	$—	$84,599
Equity securities	$4,304	$301	$—	$4,605
Other invested assets	$3,250	$965	$1,580	$5,795
December 31, 2019
Debt securities	$67,894	$13,712	$—	$81,606
Equity securities	$4,474	$313	$—	$4,787
Other invested assets	$3,016	$813	$1,528	$5,357

(1) Other consists primarily of investments accounted for using the equity method of accounting.
4.B Fair Value and Foreign Currency Changes on Assets and Liabilities
Fair value and foreign currency changes on assets and liabilities presented in our Interim Consolidated Statements of Operations consist of the following:

For the three months ended
March 31, 2020		March 31, 2019
Fair value change:
Cash, cash equivalents and short-term securities	$2	$(2)
Debt securities	(1,145)	2,907
Equity securities	(784)	421
Derivative investments	(332)	806
Other invested assets	(63)	49
Total change in fair value through profit or loss assets and liabilities	(2,322)	4,181
Fair value changes on investment properties	2	133
Foreign exchange gains (losses)(1)	511	(160)
Fair value and foreign currency changes on assets and liabilities	$(1,809)	$4,154

(1)
Primarily arises from the translation of foreign currency denominated available-for-sale assets, as well as mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

4.C Impairment of Available-for-Sale Assets
We recognized impairment losses on available-for-sale assets of $3 for the three months ended March 31, 2020 ($15 for the three months ended March 31, 2019).
4.D Cash, Cash Equivalents and Short-Term Securities
Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	March 31, 2020	December 31, 2019	March 31, 2019
Cash	$2,134	$1,656	$1,766
Cash equivalents	4,308	5,059	3,660
Short-term securities	3,106	2,860	2,944
Cash, cash equivalents and short-term securities	9,548	9,575	8,370
Less: Bank overdraft, recorded in Other liabilities	102	30	174
Net cash, cash equivalents and short-term securities	$9,446	$9,545	$8,196

            CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2020 45

4.E Mortgage Securitization
We securitize certain insured fixed rate commercial mortgages as described in Note 5 of our 2019 Annual Consolidated Financial Statements.

The carrying value and fair value of the securitized mortgages as at March 31, 2020 are $1,663 and $1,712, respectively ($1,587 and $1,592, respectively, as at December 31, 2019). The carrying value and fair value of the associated liabilities as at March 31, 2020 are $1,802 and $1,896, respectively ($1,715 and $1,734, respectively, as at December 31, 2019). The carrying value of asset-backed securities in the principal reinvestment account (“PRA”) as at March 31, 2020 and December 31, 2019 are $133 and $124, respectively. There are no cash and cash equivalents in the PRA as at March 31, 2020 and December 31, 2019.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities as described in Note 5 of our 2019 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at March 31, 2020 and December 31, 2019.
4.F Fair Value Measurement
The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities and valuation processes for Level 3 assets can be found in Note 5 of our 2019 Annual Consolidated Financial Statements.

4.F.i Fair Value Hierarchy
Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	March 31, 2020				December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$8,943	$605	$—	$9,548	$9,044	$531	$—	$9,575
Debt securities – fair value through profit or loss	1,931	68,578	205	70,714	1,641	66,005	248	67,894
Debt securities – available-for-sale	981	12,851	53	13,885	1,363	12,299	50	13,712
Equity securities – fair value through profit or loss	2,110	1,991	203	4,304	1,868	2,418	188	4,474
Equity securities – available-for-sale	128	135	38	301	152	126	35	313
Derivative assets	23	3,105	—	3,128	20	1,528	—	1,548
Other invested assets	1,031	431	2,753	4,215	1,000	384	2,445	3,829
Investment properties	—	—	7,359	7,359	—	—	7,306	7,306
Total invested assets	$15,147	$87,696	$10,611	$113,454	$15,088	$83,291	$10,272	$108,651
Investments for account of segregated fund holders	22,352	79,937	535	102,824	26,380	90,044	549	116,973
Total assets measured at fair value	$37,499	$167,633	$11,146	$216,278	$41,468	$173,335	$10,821	$225,624
Liabilities
Investment contract liabilities	$—	$—	$2	$2	$—	$—	$2	$2
Derivative liabilities	78	4,431	—	4,509	14	2,026	—	2,040
Put option liability	—	—	1,043	1,043	—	—	956	956
Total liabilities measured at fair value	$78	$4,431	$1,045	$5,554	$14	$2,026	$958	$2,998

46 Sun Life Financial Inc. First Quarter 2020 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities – fair value through profit or loss consist of the following:

As at	March 31, 2020				December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$—	$3,819	$14	$3,833	$—	$3,875	$15	$3,890
Canadian provincial and municipal government	—	14,679	—	14,679	—	13,811	15	13,826
U.S. government and agency	1,931	160	1	2,092	1,641	106	1	1,748
Other foreign government	—	5,329	—	5,329	—	5,172	9	5,181
Corporate	—	38,492	169	38,661	—	37,508	173	37,681
Asset-backed securities:
Commercial mortgage-backed securities	—	1,904	6	1,910	—	1,753	6	1,759
Residential mortgage-backed securities	—	2,499	—	2,499	—	2,176	—	2,176
Collateralized debt obligations	—	178	—	178	—	157	—	157
Other	—	1,518	15	1,533	—	1,447	29	1,476
Total debt securities – fair value through profit or loss	$1,931	$68,578	$205	$70,714	$1,641	$66,005	$248	$67,894

Debt securities – available-for-sale consist of the following:

As at	March 31, 2020				December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$—	$2,593	$—	$2,593	$—	$2,556	$—	$2,556
Canadian provincial and municipal government	—	1,177	—	1,177	—	1,139	—	1,139
U.S. government and agency	981	—	—	981	1,363	—	—	1,363
Other foreign government	—	789	1	790	—	735	1	736
Corporate	—	5,341	48	5,389	—	5,039	45	5,084
Asset-backed securities:
Commercial mortgage-backed securities	—	858	—	858	—	777	—	777
Residential mortgage-backed securities	—	417	—	417	—	362	—	362
Collateralized debt obligations	—	728	—	728	—	730	—	730
Other	—	948	4	952	—	961	4	965
Total debt securities – available-for-sale	$981	$12,851	$53	$13,885	$1,363	$12,299	$50	$13,712

There were no significant transfers between Level 1 and Level 2 for the three months ended March 31, 2020 and March 31, 2019.

            CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2020 47

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3:

For the three months ended	Debt securities – fair value through profit or loss	Debt securities – available-for-sale	Equity securities – fair value through profit or loss	Equity securities – available-for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value	Put option liability
March 31, 2020
Beginning balance	$248	$50	$188	$35	$2,445	$7,306	$10,272	$549	$10,821	$956
Included in net income(1)(2)(3)	(5)	—	3	—	96	(29)	65	(36)	29	45
Included in OCI(2)	—	—	—	1	10	—	11	—	11	—
Purchases	—	—	5	—	196	66	267	15	282	—
Sales / Payments	(9)	—	—	—	(55)	(96)	(160)	(9)	(169)	—
Settlements	(1)	—	—	—	—	—	(1)	—	(1)	—
Transfers (out) of Level 3(4)	(37)	—	—	—	—	—	(37)	—	(37)	—
Foreign currency translation(5)	9	3	7	2	61	112	194	16	210	42
Ending balance	$205	$53	$203	$38	$2,753	$7,359	$10,611	$535	$11,146	$1,043
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(4)	$—	$3	$—	$96	$(24)	$71	$(23)	$48	$—
March 31, 2019
Beginning balance	$373	$43	$202	$36	$2,241	$7,157	$10,052	$1,596	$11,648	$—
Included in net income(1)(2)(3)	9	—	(3)	—	(24)	107	89	(2)	87	—
Included in OCI(2)	—	2	—	—	2	—	4	—	4	—
Purchases	17	14	3	6	80	52	172	85	257	—
Sales / Payments	(9)	—	(1)	—	(27)	(281)	(318)	(4)	(322)	—
Settlements	(2)	—	—	—	—	—	(2)	—	(2)	—
Transfers (out) of Level 3(4)	(84)	—	(4)	—	—	—	(88)	—	(88)	—
Foreign currency translation(5)	(3)	(1)	(2)	(2)	(12)	(36)	(56)	(4)	(60)	—
Ending balance	$301	$58	$195	$40	$2,260	$6,999	$9,853	$1,671	$11,524	$—
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$4	$—	$(2)	$—	$(24)	$125	$103	$(8)	$95	$—

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.

(2)
Total gains and losses in net income (loss) and other comprehensive income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(3)
Investment properties included in net income are comprised of fair value changes on investment properties of $2 ($133 in 2019), net of amortization of leasing commissions and tenant inducements of $31 ($26 in 2019). For the key unobservable inputs used in the valuation of investment properties, please refer to Note 5.A.iii Fair Value Hierarchy in our 2019 Annual Consolidated Financial Statements. At March 31, 2020, we have used assumptions that reflect known changes in the property values including changes in expected future cash flows.

(4)
Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(5)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.

5. Financial Instruments and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2019 Annual Consolidated Financial Statements.

Our financial instruments market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2020. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 and include discussions on how we measure our risk and our objectives, policies and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

48 Sun Life Financial Inc. First Quarter 2020 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth. Our Insurance Risk Policy sets maximum global retention limits and related management standards and practices that are applied to reduce our exposure to large claims. Amounts in excess of the Board-approved maximum retention limits are reinsured. Our single life or joint-first-to-die basis retention limit is $40 ($40 in 2019) in Canada and US$40 (US$40 in 2019) outside of Canada. For survivorship life insurance, our maximum global retention limit is $50 ($50 in 2019) in Canada and US$50 (US$50 in 2019) outside of Canada. In certain markets and jurisdictions, retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics.

6. Insurance Contract Liabilities and Investment Contract Liabilities
6.A Insurance Contract Liabilities
6.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets
Changes in Insurance contract liabilities and Reinsurance assets are as follows:

For the three months ended				For the three months ended
March 31, 2020				March 31, 2019
Insurance contract liabilities		Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$123,894	$3,395	$120,499	$114,902	$3,653	$111,249
Change in balances on in-force policies(1)	(968)	22	(990)	4,315	(14)	4,329
Balances arising from new policies(1)	667	28	639	319	35	284
Method and assumption changes(2)	70	1	69	6	—	6
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	(231)	51	(282)	4,640	21	4,619
Foreign exchange rate movements	4,006	264	3,742	(978)	(73)	(905)
Balances before Other policy liabilities and assets	127,669	3,710	123,959	118,564	3,601	114,963
Other policy liabilities and assets	7,583	647	6,936	6,927	534	6,393
Total Insurance contract liabilities and Reinsurance assets, end of period	$135,252	$4,357	$130,895	$125,491	$4,135	$121,356

(1)	Comparative figures in 2019 have been amended to conform to the current year’s methodology.

(2)
The impact this quarter was due to an increase in provisions for adverse deviation for fixed income asset credit spreads assumed in the valuation. In March, as a result of the economic impact of the COVID-19 pandemic, credit spreads increased sharply. Credit spreads at the end of the quarter were outside of the historically normal range of spreads. With respect to all other actuarial valuation assumptions including mortality, morbidity, policyholder behaviour and asset default assumptions, no changes were made as a result of the COVID-19 pandemic and economic downturn.

6.B Investment Contract Liabilities
6.B.i Changes in Investment Contract Liabilities
Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended		For the three months ended
	March 31, 2020		March 31, 2019
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$2	$2,612	$3	$2,646
Deposits	—	79	—	89
Interest	—	16	—	15
Withdrawals	—	(126)	—	(134)
Fees	—	(1)	—	(1)
Other	—	4	—	5
Foreign exchange rate movements	—	1	(1)	—
Balances, end of period	$2	$2,585	$2	$2,620

            CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2020 49

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended
	March 31, 2020	March 31, 2019
Balances, beginning of period	$502	$515
Change in liabilities on in-force policies	(9)	9
Foreign exchange rate movements	40	(10)
Balances, end of period	$533	$514
6.C Gross Claims and Benefits Paid
Gross claims and benefits paid consist of the following:

	For the three months ended
	March 31, 2020	March 31, 2019
Maturities and surrenders	$710	$661
Annuity payments	485	472
Death and disability benefits	1,059	1,062
Health benefits	1,821	1,670
Policyholder dividends and interest on claims and deposits	343	255
Total gross claims and benefits paid	$4,418	$4,120

7. Reinsurance (Expenses) Recoveries
Reinsurance (expenses) recoveries consist of the following:

	For the three months ended
	March 31, 2020	March 31, 2019
Recovered claims and benefits	$485	$468
Commissions	17	16
Reserve adjustments	10	5
Operating expenses and other	19	19
Total reinsurance (expenses) recoveries	$531	$508

8. Fee Income
Fee income consists of the following:

	For the three months ended
	March 31, 2020	March 31, 2019
Fee income from insurance contracts	$259	$235
Fee income from service contracts:
Distribution fees	212	194
Fund management and other asset-based fees	977	833
Administrative service and other fees	191	185
Total fee income	$1,639	$1,447

Distribution fees and Fund management and other asset-based fees are primarily earned in the Asset Management segment. Administrative service and other fees are primarily earned in the Canada segment. The fee income by business segment is presented in Note 3.

50 Sun Life Financial Inc. First Quarter 2020 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. Income Taxes
Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended
	March 31, 2020		March 31, 2019
		%		%
Total net income (loss)	$386		$714
Add: Income tax expense (benefit)	279		88
Total net income (loss) before income taxes	$665		$802
Taxes at the combined Canadian federal and provincial statutory income tax rate	$176	26.5	$215	26.8
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(40)	(6.0)	(22)	(2.7)
Tax exempt investment (income) loss	139	20.9	(106)	(13.2)
Adjustments in respect of prior periods, including resolution of tax disputes	—	—	(8)	(1.0)
Tax (benefit) cost of unrecognized tax losses and tax credits	5	0.8	5	0.6
Tax rate and other legislative changes	(5)	(0.8)	—	—
Other	4	0.6	4	0.5
Total income tax expense (benefit) and effective income tax rate	$279	42.0	$88	11.0

In the second quarter of 2019, a provincial corporate tax rate decrease from 12% to 8% was enacted in Alberta, Canada. As a result, our statutory rate decreased from 26.75% (rounded to 26.8% in the table above) to 26.5%.

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 30%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.5% reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Tax exempt investment (income) loss include tax rate differences related to various types of investment income or losses that are taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

Adjustments in respect of prior periods, including the resolution of tax disputes for the three months ended March 31, 2019 related mainly to the resolution of tax audits in MFS Investment Management.

Tax (benefit) cost of unrecognized tax losses and tax credits reflected unrecognized losses in Asia.

Tax rate and other legislative changes for the three months ended March 31, 2020 included a remeasurement of our deferred tax balances in the UK due to the reversal of an enacted future corporate tax rate reduction.

Other for the three months ended March 31, 2020 and March 31, 2019 primarily reflected withholding taxes on distributions from our foreign subsidiaries.

10. Capital Management
10.A Capital
Our capital base is structured to exceed minimum regulatory and internal capital targets and to maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under the principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 21 of our 2019 Annual Consolidated Financial Statements.

SLF Inc. is a non-operating insurance company and is subject to the Life Insurance Capital Adequacy Test (“LICAT”) guideline. As at March 31, 2020, SLF Inc.’s LICAT ratio exceeded the regulatory minimum target as set out by the Office of the Superintendent of Financial Institutions (“OSFI”). Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. As at March 31, 2020, Sun Life Assurance’s LICAT ratio exceeded OSFI’s minimum regulatory target; as well as OSFI’s supervisory target applicable to operating life insurance companies.

            CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2020 51

In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at March 31, 2020. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at March 31, 2020.

Our capital base consists mainly of common shareholders’ equity, preferred shareholders’ equity, participating policyholders’ equity, non-controlling interests’ equity and certain other capital securities that qualify as regulatory capital.
10.B Significant Capital Transactions
10.B.i Common Shares
Changes in common shares issued and outstanding were as follows:

	For the three months ended
	March 31, 2020		March 31, 2019
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	587.8	$8,289	598.5	$8,419
Stock options exercised	0.2	9	0.2	10
Common shares purchased for cancellation	(3.5)	(50)	(4.1)	(54)
Balance, end of period	584.5	$8,248	594.6	$8,375

On August 14, 2019, SLF Inc. launched a normal course issuer bid to purchase and cancel up to 15 million common shares of SLF Inc. (“common shares”) between August 14, 2019 and August 13, 2020 (the “2019 NCIB”) and implemented an automatic repurchase plan with its designated broker in order to facilitate purchases of common shares under such bid. Under such automatic repurchase plan, SLF Inc.’s designated broker may purchase common shares pursuant to the 2019 NCIB at times when SLF Inc. ordinarily would not be active in the market due to regulatory restrictions or self-imposed blackout periods. SLF Inc. launched a normal course issuer bid on August 14, 2018 and amended it effective May 14, 2019.
Pursuant to the 2019 NCIB, common shares purchased for cancellation are able to be purchased through the facilities of the Toronto Stock Exchange, other Canadian stock exchanges, and/or alternative Canadian trading platforms, at prevailing market rates, or by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities at a discount to the prevailing market price.

For the three months ended March 31, 2020, SLF Inc. purchased and cancelled approximately 3.5 million common shares at an average price per share of $56.86 for a total amount of $200 under the 2019 NCIB. The total amount paid to purchase the shares is allocated to Common shares and Retained earnings in our Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and the amounts paid above the average cost are allocated to Retained earnings. On March 13, 2020, OSFI set the expectation for all federally regulated financial institutions that share buybacks should be halted for the time being.

11. Segregated Funds
11.A Investments for Account of Segregated Fund Holders
The carrying value of investments held for segregated fund holders are as follows:

As at	March 31, 2020	December 31, 2019
Segregated and mutual fund units	$90,224	$102,071
Equity securities	8,019	10,565
Debt securities	3,841	3,825
Cash, cash equivalents and short-term securities	738	589
Investment properties	386	403
Mortgages	22	21
Other assets	179	146
Total assets	$103,409	$117,620
Less: Liabilities arising from investing activities	585	647
Total investments for account of segregated fund holders	$102,824	$116,973

52 Sun Life Financial Inc. First Quarter 2020 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders
Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	March 31, 2020	March 31, 2019	March 31, 2020	March 31, 2019
Balances, beginning of period	$110,269	$96,663	$6,704	$6,399
Additions to segregated funds:
Deposits	3,257	3,041	20	23
Net transfer (to) from general funds	(386)	(85)	—	—
Net realized and unrealized gains (losses)	(13,461)	7,611	(987)	484
Other investment income	323	240	44	27
Total additions	$(10,267)	$10,807	$(923)	$534
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	3,062	3,732	134	149
Management fees	267	242	13	13
Taxes and other expenses	67	97	(7)	5
Foreign exchange rate movements	(437)	134	(140)	20
Total deductions	$2,959	$4,205	$—	$187
Net additions (deductions)	(13,226)	6,602	(923)	347
Balances, end of period	$97,043	$103,265	$5,781	$6,746

12. Commitments, Guarantees and Contingencies
Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures
SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

            CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2020 53

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

For the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
March 31, 2020
Revenue	$42	$4,652	$2,052	$(276)	$6,470
Shareholders’ net income (loss)	$415	$107	$299	$(406)	$415
March 31, 2019
Revenue	$55	$10,274	$1,631	$(568)	$11,392
Shareholders’ net income (loss)	$647	$420	$206	$(626)	$647

As at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
March 31, 2020
Invested assets	$24,218	$160,214	$8,162	$(23,983)	$168,611
Total other general fund assets	$4,516	$25,225	$13,491	$(23,477)	$19,755
Investments for account of segregated fund holders	$—	$102,773	$51	$—	$102,824
Insurance contract liabilities	$—	$135,467	$10,504	$(10,719)	$135,252
Investment contract liabilities	$—	$3,120	$—	$—	$3,120
Total other general fund liabilities	$4,555	$28,077	$7,993	$(15,899)	$24,726
December 31, 2019
Invested assets	$23,639	$152,512	$8,552	$(23,084)	$161,619
Total other general fund assets	$4,135	$24,000	$11,955	$(21,480)	$18,610
Investments for account of segregated fund holders	$—	$116,918	$55	$—	$116,973
Insurance contract liabilities	$—	$131,428	$9,644	$(9,888)	$131,184
Investment contract liabilities	$—	$3,116	$—	$—	$3,116
Total other general fund liabilities	$4,376	$23,780	$8,053	$(14,788)	$21,421

13. Earnings (Loss) Per Share
Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended
	March 31, 2020	March 31, 2019
Common shareholders’ net income (loss) for basic earnings per share	$391	$623
Add: Increase in income due to convertible instruments(1)	3	3
Common shareholders’ net income (loss) on a diluted basis	$394	$626
Weighted average number of common shares outstanding for basic earnings per share (in millions)	587	597
Add: Dilutive impact of stock options(2) (in millions)	1	1
Add: Dilutive impact of convertible instruments(1) (in millions)	4	4
Weighted average number of common shares outstanding on a diluted basis (in millions)	592	602
Basic earnings (loss) per share	$0.67	$1.04
Diluted earnings (loss) per share	$0.67	$1.04

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.

(2)
Excludes the impact of 1 million stock options for the three months ended March 31, 2020 because these stock options were anti-dilutive for the period (1 million for the three months ended March 31, 2019).

54 Sun Life Financial Inc. First Quarter 2020 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. Accumulated Other Comprehensive Income (Loss)
Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

For the three months ended				For the three months ended
March 31, 2020				March 31, 2019
Balance, beginning of period		Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,359	$1,044	$2,403	$1,923	$(280)	$1,643
Unrealized gains (losses) on available-for-sale assets	313	(296)	17	(56)	251	195
Unrealized gains (losses) on cash flow hedges	(7)	(21)	(28)	(21)	6	(15)
Share of other comprehensive income (loss) in joint ventures and associates	(33)	64	31	(24)	28	4
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(305)	119	(186)	(263)	(43)	(306)
Revaluation surplus on transfers to investment properties	145	—	145	145	—	145
Total	$1,472	$910	$2,382	$1,704	$(38)	$1,666
Total attributable to:
Participating policyholders	$11	$8	$19	$14	$(1)	$13
Shareholders	1,461	902	2,363	1,690	(37)	1,653
Total	$1,472	$910	$2,382	$1,704	$(38)	$1,666

15. Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming us as a defendant ordinarily involve our activities as a provider of insurance protection and wealth management products, as an investor and investment advisor, and as an employer. In addition, government and regulatory bodies in Canada, the U.S., the UK and Asia, including federal, provincial, and state securities and insurance regulators and government authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with insurance, securities, and other laws.
Provisions for legal proceedings related to insurance contracts, such as for disability and life insurance claims and the cost of litigation, are included in Insurance contract liabilities in our Consolidated Statements of Financial Position. Other provisions are established outside of the Insurance contract liabilities if, in the opinion of management, it is both probable that a payment will be required and a reliable estimate can be made of the amount of the obligation. Management reviews the status of all proceedings on an ongoing basis and exercises judgment in resolving them in such manner as management believes to be in our best interest.
Two class action lawsuits have been filed against Sun Life Assurance in connection with sales practices relating to, and the administration of, individual policies issued by the Metropolitan Life Insurance Company (“MLIC”). These policies were assumed by Clarica when Clarica acquired the bulk of MLIC’s Canadian operations in 1998 and subsequently assumed by Sun Life Assurance as a result of its amalgamation with Clarica. One of the lawsuits (Fehr et al v Sun Life Assurance Company of Canada) is issued in Ontario and the other (Alamwala v Sun Life Assurance Company of Canada) is in British Columbia. The Fehr action has been certified as a class action and notice will be made to class members once the court determines the scope of the class and the manner of delivery. The next step in the process is the discovery phase. The other action (Alamwala v Sun Life Assurance Company of Canada) has remained largely dormant since it was commenced in 2011 and has not been certified. We will continue to vigorously defend against the claims in these actions. In connection with the acquisition of the Canadian operations of MLIC, MLIC agreed to indemnify Clarica for certain losses, including those incurred relating to the sales of its policies. Should either of the Fehr or the Alamwala lawsuits result in a loss, Sun Life Assurance will seek recourse against MLIC under that indemnity through arbitration.
Management does not believe that the probable conclusion of any current legal or regulatory matter, either individually or in the aggregate, will have a material adverse effect on the Consolidated Statements of Financial Position or on the Consolidated Statements of Operations.
Corporate and Shareholder Information

For information about Sun Life, corporate	United States	Direct deposit of dividends
news and financial results, please visit	American Stock Transfer & Trust	Common shareholders residing in Canada
sunlife.com.	Company, LLC	or the U.S. may have their dividend
6201 15th Ave.	payments deposited directly into their
Corporate office	Brooklyn, NY 11219	bank account.
Sun Life Financial Inc.	Tel: 1-877-224-1760
1 York Street	Email: sunlifeinquiries@astfinancial.com	The Request for Electronic Payment of
Toronto, Ontario	Dividends Form is available for
Canada M5J 0B6	United Kingdom	downloading from the AST Trust
Tel: 416-979-9966	Link Asset Services	Company (Canada) website,
Website: www.sunlife.com	34 Beckenham Road	www.astfinancial.com/ca-en, or you can
Beckenham, Kent	contact AST Trust Company (Canada) to
Investor Relations	United Kingdom BR3 4TU	have a form sent to you.
For financial analysts, portfolio managers	Tel: +44 (0) 345-602-1587
and institutional investors requiring	Email: enquiries@linkgroup.co.uk	Canadian dividend reinvestment
information, please contact:	and share purchase plan
Investor Relations	Philippines	Canadian-resident common shareholders
Fax: 416-979-4080	Rizal Commercial Banking Corporation	can enroll in the Dividend Reinvestment
Email: investor.relations@sunlife.com	(RCBC)	and Share Purchase Plan. For details visit
Please note that financial information can	RCBC Stock Transfer Processing Section	our website at sunlife.com or contact the
also be obtained from www.sunlife.com.	Ground Floor, West Wing,	Plan Agent, AST Trust Company (Canada)
GPL (Grepalife) Building,	at sunlifeinquiries@astfinancial.com
Transfer agent	221 Senator Gil Puyat Avenue
For information about your shareholdings,	Makati City, 1200,	Stock exchange listings
dividends, change in share registration or	Philippines	Sun Life Financial Inc. common shares are
address, estate transfers, lost certificates,	From Metro Manila: 632-5318-8567	listed on the Toronto (TSX), New York
or to advise of duplicate mailings, please	From the Provinces: 1-800-1-888-2422	(NYSE) and Philippine (PSE) stock
contact the Transfer Agent in the country	Email: rcbcstocktransfer@rcbc.com	exchanges. Ticker Symbol: SLF
where you reside. If you do not live in any
of the countries listed, please contact the	Hong Kong, SAR	Sun Life Financial Inc. Class A Preferred
Canadian Transfer Agent.	Computershare Hong Kong Investor	Shares are listed on the Toronto Stock
Services Limited	Exchange (TSX).
Canada	17M Floor, Hopewell Centre
AST Trust Company (Canada)	183 Queen’s Road East	Ticker Symbols:	Series 1 – SLF.PR.A
P.O. Box 700	Wanchai, Hong Kong	Series 2 – SLF.PR.B
Station B	Tel: 852-2862-8555	Series 3 – SLF.PR.C
Montreal, Quebec	Email: hkinfo@computershare.com.hk	Series 4 – SLF.PR.D
Canada H3B 3K3	Series 5 – SLF.PR.E
Within North America:	Shareholder services	Series 8R – SLF.PR.G
Tel: 1-877-224-1760	For shareholder account inquiries, please	Series 9QR – SLF.PR.J
Outside of North America:	contact the Transfer Agent in the country	Series 10R – SLF.PR.H
Tel: 416-682-3865	where you reside, or Shareholder Services:	Series 11QR – SLF.PR.K
Fax: 1-888-249-6189	Fax: 416-598-3121	Series 12R – SLF.PR.I
Email: sunlifeinquiries@astfinancial.com	English Email:
Website: www.astfinancial.com/ca-en	shareholderservices@sunlife.com	Normal course issuer bid
Shareholders can view their account	French Email:	A copy of the Notice of Intention to
details using AST Trust Company	servicesauxactionnaires@sunlife.com	commence the normal course issuer bid
(Canada)’s Internet service, Investor	is available without charge by contacting
Central.	2020 dividend dates	the Corporate Secretary’s Department at
Register at https://www.astfinancial.com/	Common Shares	shareholderservices@sunlife.com.
ca-en/login
Record dates	Payment dates
March 2, 2020	March 31, 2020
May 27, 2020	June 30, 2020
August 26, 2020*	September 30, 2020	*
November 25, 2020*	December 31, 2020	*
* Subject to approval by the Board of Directors

            CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2020 55

Sun Life

Life’s brighter under the sun

2020

SUN LIFE FINANCIAL INC.

1 York Street
Toronto, Ontario
Canada MSJ 0B6

sunlife.com